UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                        Franklin Street Properties Corp.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                    35471F102
                         -------------------------------
                                        (CUSIP Number)

                                Barry Silverstein
                          5111 Ocean Boulevard, Suite C
                               Sarasota, FL 34242
                                 (941) 349-9200
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          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 30, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  35471F102                            13D
------------------------------------------

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  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 Silverstein Investments Limited Partnership III
                 04-3531703
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                          (a)|_|
                                                                          (b)|X|
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  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (See Instructions)

                    OO
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   |_|

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  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
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                  7   SOLE VOTING POWER

                            4,090,580
   NUMBER OF     ---------------------------------------------------------------
    SHARES        8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH        ---------------------------------------------------------------
   REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON
     WITH
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                            4,090,580
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,090,580
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|
        (See Instructions)

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.8%
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  14    TYPE OF REPORTING PERSON (See Instructions)

        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                            Barry Silverstein
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                          (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (See Instructions)

                    OO
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   |_|

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER

                            0
   NUMBER OF     ---------------------------------------------------------------
    SHARES         8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 1,225,716
     EACH        ---------------------------------------------------------------
   REPORTING       9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                   0
                 ---------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                            5,821,380.5
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,821,380.5
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|
        (See Instructions)

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.6%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

      This Schedule 13D amends a Schedule 13D filed on June 25, 2004. The following items in the Schedule 13D are hereby amended to include the following information.

Item 3. Source and Amount of Funds or Other Consideration.

               No funds were borrowed by the Reporting Persons or any related entity for the acquisition of FSP Common Stock.

               On April 30, 2005, FSP Corp. completed its acquisition of four real estate investment trusts (collectively, the "Target REITs"), each a Delaware corporation. The acquisitions were completed pursuant to an Agreement and Plan of Merger, dated as of August 13, 2004 (the "Merger Agreement"), by and among FSP Corp., certain acquisition subsidiaries of FSP Corp. and the Target REITs.

               Upon consummation of the transactions contemplated by the Merger Agreement, each Target REIT was merged with and into an acquisition subsidiary of FSP Corp., with such acquisition subsidiary as the surviving corporation (the "Mergers"). Under the terms of the Merger Agreement each outstanding share of stock ("Target Stock") of each respective Target REIT, as of August 13, 2004, was converted into a specified number of shares of Common Stock.

               In connection with the Mergers, FSP Corp. reserved for issuance an aggregate of approximately 10,894,994 shares of Common Stock. Based on the capitalization of FSP Corp. as of the effective date of the Mergers, the Common Stock reserved for issuance to the Target REIT stockholders represented approximately 18% of the outstanding shares of FSP Common Stock.

               SILP III directly owned an aggregate of 163 shares of Target Stock prior to the Mergers. Pursuant to the Merger Agreement, such shares of Target Stock converted into 962,374 shares of FSP Common Stock upon consummation of the Mergers. SILP III also owned 3,128,206 shares of Common Stock prior to the Mergers. SILP III currently owns 4,090,580 shares of Common Stock.

               S.B. Investment Management, Inc., as general partner of SILP III, and Mr. Blechner, as president of the general partner of SILP III, indirectly owned an aggregate of 163 shares of Target Stock prior to the Mergers. Pursuant to the Merger Agreement, such shares of Target Stock converted into 962,374 shares of FSP Common Stock upon consummation of the Mergers. SILP III currently owns 4,090,580 shares of Common Stock. S.B. Investment Management, Inc. is also the general partner of Silverstein Investments Limited Partnership II. S.B. Investment Management, Inc., as general partner, and Mr. Blechner, as president of the general partner, indirectly own the 1,010,169 shares of Common Stock held by Silverstein Investments Limited Partnership II. S.B. Investment Management, Inc. and Mr. Blechner indirectly beneficially own a total of 5,100,749 shares of Common Stock.

               Mr. Silverstein indirectly owned an aggregate of 173 shares of Target Stock prior to the Mergers. Pursuant to the Merger Agreement, such shares of Target Stock converted into 1,022,210 shares of FSP Common Stock upon consummation of the Mergers. Mr. Silverstein was not an officer or director of any Target REIT. Mr. Silverstein's ownership is due to his participation in the following limited partnerships:

      o Silverstein Investments Limited Partnership III ("SILP III"), of which Mr. Silverstein is the sole limited partner, currently owns 4,090,580 shares of Common Stock after the Mergers.

      o JMB Family Limited Partnership, of which Mr. Silverstein is general partner, owned 3.5 shares of Target Stock prior to the Mergers. Pursuant to the Merger Agreement, such shares of Target Stock converted into 20,920 shares of Common Stock. JMB Family Limited Partnership also owned 429,628 shares of Common Stock prior to the Mergers. JMB Family Limited Partnership currently owns 450,548 shares of Common Stock. JMB Family Limited Partnership owns all such shares of Common Stock through the JMB Family Limited Partnership Irrevocable Trust of 2003, which JMB Family Limited Partnership beneficially owns and of which Mr. Silverstein is the trustee.

      o MSTB Family Limited Partnership, of which Mr. Silverstein is general partner, owned 5 shares of Target Stock prior to the Mergers. Pursuant to the Merger Agreement, such shares of Target Stock converted into 29,850 shares of Common Stock. MSTB Family Limited also owned 643,589 shares of Common Stock prior to the Mergers. MSTB Family Limited Partnership currently owns 673,439 shares of Common Stock. MSTB Family Limited Partnership owns all such shares of Common Stock through the MSTB Family Limited Partnership Irreveocable Trust of 2003, which MSTB Family Limited Partnership beneficially owns and of which Mr. Silverstein is the trustee.

      o Silverstein Family Limited Partnership 2002, Ltd., of which Mr. Silverstein is general partner, owned 0.5 shares of Target Stock prior to the Mergers. Pursuant to the Merger Agreement, such shares of Target Stock converted into 2,899 shares of Common Stock. Silverstein Family Limited Partnership also owned 68,245 shares of Common Stock prior to the Mergers. Silverstein Family Limited Partnership 2002, Ltd. currently owns 71,144 shares of Common Stock. Silverstein Family Limited Partnership 2002, Ltd. owns all such shares of Common Stock through the Silverstein FLP 2002, Ltd. Irrevocable Trust of 2003, which Silverstein Family Limited Partnership 2002, Ltd. beneficially owns and of which Mr. Silverstein is the trustee.

      o Mr. Silverstein's spouse owned 1 share of Target Stock prior to the Mergers. This share was purchased with personal funds of $100,000. Pursuant to the Merger Agreement, such share of Target Stock converted into 6,167 shares of Common Stock. Mr. Silverstein's spouse also owned 30,585 shares of Common Stock prior to the Mergers. In addition, pursuant to the Indenture of Trust Agreement by and between Barry Silverstein, as Grantor, and Trudy Silverstein and Dennis McGillicuddy, as Trustees, dated September 22, 2003, Mrs. Silverstein is a trustee of a charitable lead annuity trust for the benefit of their dependent children. The trust owns 50% of the limited partnership interests of Silverstein Investments Limited Partnership II ("SILP II"), which owns 1,010,169 shares of Common Stock. Mrs. Silverstein, as trustee, has no voting power and shared dispositive power over 50% of the shares of Common Stock held by SILP II. Mr. Silverstein's spouse currently beneficially owns 535,669.5 shares of Common Stock, oh which 30,585 shares are owned by the Trudy Silverstein Irrevocable Trust of 2003, which is benefically owned by Mr. Silverstein's spouse.

               All descriptions of agreements filed as exhibits to this Schedule 13D are modified by the actual terms of such agreements.

Item 4. Purpose of Transaction.

               See Item 3 above. The Reporting Persons have no present plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

               (a) The percentages set forth in this Item 5 are based on 60,526,507 shares of Common Stock outstanding (calculated by adding together (x) the 49,631,513 shares of Common Stock reported outstanding in FSP Corp.'s Form 10-K for the year ended December 31, 2004, and (y) the 10,894,994 shares issued in connection with the Mergers).

               SILP III directly owns 4,090,580 shares of Common Stock representing approximately 6.8% of the outstanding Common Class.

               S.B. Investment Management, Inc. and Mr. Blechner indirectly own 5,100,749 shares of Common Stock representing approximately 8.4% of the outstanding Common Class, which consists of the shares of Common Stock owned by SILP II and SILP III.

               Mr. Silverstein indirectly owns 5,821,380.5 shares of Common Stock representing approximately 9.6% of the outstanding FSP Common Stock, which includes the shares of Common Stock owned by SILP III and fifty percent of the shares of Common Stock owned by SILP II.

               (b) SILP III has sole voting power with respect to its 4,090,580 shares of Common Stock.

               S.B. Investment Management, Inc. and Mr. Blechner have sole voting and shared dispositive power with respect to 5,100,749 shares of Common Stock.

               Mr. Silverstein does not have sole voting power or sole dispositive power with respect to any shares of Common Stock. He has shared voting power and shared dispositive power with respect to 1,195,131 shares of Common Stock and shared dispositive power and no voting power with respect to 4,090,580 shares of Common Stock. In addition, Mr. Silverstein may share voting power of 30,585 shares of Common Stock beneficially owned by his wife and dispositive power of 535,669.5 shares of Common Stock beneficially held by his wife.

               (c) Except as described in this Schedule 13D, there have been no transactions effected in the Common Stock in the past sixty days.

               (d) Various persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons. Of such persons, S.B. Investment Management, Inc., as the general partner of Silverstein Investments Limited Partnership, II and SILP III, has the power to direct the receipt of dividends or the proceeds from the sale of shares of Common Stock beneficially owned by the Reporting Persons in excess of 5% of the outstanding shares of Common Stock.

               (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

               Exhibit 1 Joint Filing Agreement by and between Silverstein Investments Limited Partnership, III and Barry Silverstein, dated June 24, 2004*

               Exhibit 2 Agreement and Plan of Merger among Franklin Street Properties Corp. and thirteen real estate investment trusts, dated as of January 14, 2003, which is incorporated herein by reference to
                              Exhibit 2.1 of Franklin Street Properties Corp.'s Report on Form 8-K filed on January 15, 2003

               Exhibit 3 Limited Partnership Agreement of Silverstein Investments Limited Partnership, III, dated as of September 28, 2000*

               Exhibit 4 Limited Partnership Agreement of Silverstein Investments Limited Partnership, II, dated November 22, 1999, as amended on September 16, 2003 and March __, 2004*

               Exhibit 5 Limited Partnership Agreement of JMB Family Limited Partnership, dated May 23, 2001*

               Exhibit 6 Limited Partnership Agreement of MSTB Family Limited Partnership, dated May 23, 2001*

               Exhibit 7 Limited Partnership Agreement of Silverstein Family Limited Partnership 2002, Ltd., dated May 17, 2002*

               Exhibit 8 Indenture of Trust for the JM Silverstein 2003 CLAT by and between Barry Silverstein, Trudy Silverstein and Dennis McGillicuddy, dated September 22, 2003*

               Exhibit 9 Indenture of Trust for the Mark S. Silverstein 2003 CLAT by and between Barry Silverstein, Mark Shale Silverstein and Dennis McGillicuddy, dated September 22, 2003*

               Exhibit 10 Indenture of Trust for the Susan S. Potter 2003 CLAT by and between Barry Silverstein, Mark Shale Silverstein and Dennis McGillicuddy, dated September 22, 2003*

               Exhibit 11 Indenture of Trust for the Thomas Benjamin Silverstein 2003 CLAT by and between Barry Silverstein, Mark Shale Silverstein and Dennis McGillicuddy, dated September 22, 2003*

               Exhibit 12 Agreement and Plan of Merger among Franklin Street Properties Corp. and four real estate investment trusts, dated as of August 13, 2004, which is incorporated herein by reference to
                              Exhibit 2.1 of Franklin Street Properties Corp.'s Report on Form 8-K filed on August 13, 2004.

               Exhibit 13 Indenture of Trust for the MSTB FLP 2003 Irrevocable Trust by and between MSTB Family Limited Partnership and Barry Silverstein, dated December 12, 2003.

               Exhibit 14 Indenture of Trust for the JMB FLP 2003 Irrevocable Trust by and between JMB Family Limited Partnership and Barry Silverstein, dated December 12, 2003.

               Exhibit 15 Indenture of Trust for the Silverstein FLP 2002 Ltd. Irrevocable Trust of 2003 by and between Silverstein Family Limited Partnership and Barry Silverstein, dated December 12, 2003.

               Exhibit 16 Indenture of Trust for the Trudy Silverstein Irrevocable Trust of 2003 by and between Trudy Silverstein and Dennis McGillicuddy, dated December 15, 2003.

* - Previously filed as an exhibit to the Schedule 13D filed by the Reporting Persons on June 25, 2004.

                                   SIGNATURES

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 30, 2005


                         By: /s/ Barry Silverstein
                             ---------------------------
                             Barry Silverstein


                         SILVERSTEIN INVESTMENTS LIMITED PARTNERSHIP III

                         S.B. Investment Management, Inc.
                         General Partner


                         By: /s/ Steven Blechner
                             ---------------------------
                             Steven Blechner
                             President, S.B. Investment Management, Inc.

                          THE SILVERSTEIN FLP 2002, LTD


                            IRREVOCABLE TRUST OF 2003

      THIS AGREEMENT, made and executed in duplicate this 12th day of December 2003 is by and between Silverstein Family Limited Partnership 2002, as the Settlor, and BARRY SILVERSTEIN as the Trustee.

                                   WITNESSETH:

      WHEREAS, the Settlor desires to establish, effective immediately, a trust under all of the provisions of this Agreement, and the Trustee is willing to act as Trustee hereunder.

      NOW, THEREFORE, the parties do hereby agree and declare as follows:

ARTICLE I. PROPERTY SUBJECT TO THE TRUST

      A. Initial Transfer to Trust. The Settlor irrevocably assigns, transfers, and delivers to the Trustee all the rights, powers, interests, and benefits which the Settlor now has or hereafter may have in all of the property described in Schedule A annexed hereto, and the Trustee agrees to hold, manage, and dispose of the trust property in the manner and subject to the provisions contained in this Agreement.

      B. Additional Transfers to Trust. The Settlor may from time to time irrevocably assign, transfer, and deliver additional property to the Trustee with the consent of the Trustee, which property shall be held, managed, and disposed of by the Trustee in the manner and subject to the provisions contained in this Agreement.

ARTICLE II. TRUSTEE SUCCESSION

      A. Successor Trustee. It is the Settlor's intention BARRY SILVERSTEIN shall serve as sole Trustee under this Agreement until the first to occur of the Settlor's death or the expiration of the Trust Term, as hereinafter defined. Should BARRY SILVERSTEIN fail to qualify or cease to serve as Trustee hereunder for any reason, then a majority of the beneficiaries then entitled or permitted to receive the income of such trust and the presumptive remaindermen of such trust, or the legal or natural guardian of any of them who is then under a legal disability, shall appoint an individual or a corporate fiduciary to serve as Trustee of such trust.

      B. Power to Appoint Co-Trustee or Successor Trustee. Any individual Trustee at any time serving shall have the power to appoint an individual or a corporate fiduciary to serve as successor Trustee to him or her. In addition, all of the then acting Trustees of a trust shall, by unanimous vote, have the power to appoint an individual or a corporate fiduciary to serve as Co-Trustee of such trust. If at any time there is no Trustee serving hereunder, then a majority of the beneficiaries (other than the Settlor) then entitled or permitted to receive the income of such trust and the presumptive remaindermen of such trust, or the legal or natural guardian (other than the Settlor) of any of them who is then under a legal disability, shall appoint an individual or a corporate fiduciary to serve as successor Trustee of such trust.

      C. Removal of Corporate Trustee. Any corporate Trustee may be removed from office at any time by (1) the individual Trustee or Trustees then serving, by unanimous vote, or, if none, then by (2) a majority of the beneficiaries (other than the Settlor) entitled or permitted to receive the income of such trust and the presumptive remaindermen of such trust, or the legal or natural guardian (other than the Settlor) of any of them who is then under a legal disability. In the event of the resignation or removal of the corporate Trustee of a trust, the person or persons having the power of removal shall appoint a successor corporate Trustee who is authorized to exercise trust powers either under the law of the jurisdiction where such corporate Trustee is located or under the national banking laws enacted by the Congress of the United States.

      D. Right to Resign. Without limitation as to any other method of resignation, any Trustee may resign as Trustee of any trust by giving prior written notice of such intention to do so to the Co-Trustee(s), if any, and to the beneficiaries entitled or permitted to receive the income of such trust and the presumptive remaindermen of such trust, or to the legal or natural guardian of any of them who is then under a legal disability. In the event of such resignation, the person or persons to whom such notice of resignation shall have been given may, without liability to any person, approve the accounts of and give a complete release and discharge to such resigning Trustee. Any Trustee who resigns shall not receive any termination fee or commission that might otherwise be payable by reason of termination of the trust or distribution of the trust principal.

      E. Method of Appointing or Removing Trustees. Any appointment or removal of a Trustee (1) shall be made by a written instrument executed with the formality required of a deed for the conveyance of real estate; (2) shall take effect at the time and upon the conditions set forth in the instrument of appointment or removal, subject, however, to the written acceptance of the appointee (in the case of an appointment); and (3) may be revoked by a like instrument at any time before the appointment or removal shall take effect.

      F. Powers Exercisable by Third Party. The right to remove and/or appoint a Trustee and the right to approve accountings and give a release to a resigning Trustee shall be exercisable on behalf of any person by the holder of a durable power of attorney (other than the Settlor) from that person or by the legal or natural guardian (other than the Settlor) of any person who is then under a legal disability.

      G. Majority Rules. Unless expressly provided to the contrary in this Article, if the right to appoint a Trustee shall be exercisable by two (2) persons collectively, this right shall be exercisable only by the unanimous agreement of both of them. If the right to appoint a Trustee shall be exercisable by three (3) or more persons collectively, the decision of a majority of them shall control.

      H. No Bond Required. No Trustee at any time serving in any jurisdiction shall be required to furnish any bond or other security for the faithful performance of the office of Trustee hereunder, qualify before any court, register the trust, or file an accounting in any court as a condition for the exercise of any of the powers and discretions herein conferred upon the Trustee. This Paragraph shall not affect the right of any beneficiary hereunder to require an accounting.

      I. Restrictions on Whom May Serve As Trustee. Notwithstanding any other provision of this Agreement to the contrary, during the lifetime of the Settlor, the Settlor may not serve as a Trustee hereunder or exercise any other rights under this Article.

ARTICLE III. TRUST IRREVOCABLE

      This Agreement and any trust created hereunder are irrevocable and unamendable. The Settlor expressly waives all rights and powers, whether alone or in conjunction with others, to alter, amend, revoke, or terminate this Trust Agreement in whole or in part.

ARTICLE IV. DISTRIBUTION OF TRUST ESTATE DURING THE TRUST TERM

      A. Trust Term. The Trust shall terminate on the first to occur of the dissolution of the Settlor or January 31, 2004 (the "Trust Term"). During the Trust Term, the Trustee may pay to or for the benefit of the Settlor so much or all of the net income and principal of the Trust as the Trustee, in the Trustee's discretion, deems to be for the best interest of the Settlor. Any net income not paid or applied shall be accumulated and added to the principal of the Trust at least annually.

      B. Automatic Renewal. Anything in Paragraph IV.A to the contrary notwithstanding, during the existance of the Settlor, this Agreement shall automatically renew for successive one (1) year terms on January 31st of each year unless the Settlor delivers to the Trustee written notice of the Settlor's intention not to renew, no later than forty (40) days before the termination of the then current term of this Agreement.

ARTICLE V. DISPOSITION OF TRUST UPON EXPIRATION OF TRUST TERM

      A. Expiration of Trust Term while Settlor Remains in Existence. Upon the expiration of the Trust Term during while the Settlor remains in existence, the remaining trust property shall be distributed to the Settlor, outright and free of trust.

      B. Expiration of Trust Term After Dissolution of the Settlor. Upon the dissolution of the Settlor's during the Trust Term, the remaining trust property shall be distributed to or among or for the benefit of such individuals, corporations, charities qualified under ss.501(c)(3) of the Code, or other entities that owned an interest in the Settlor at the time Settlor was dissolved, in proportion to each such interest holder's proportionate ownership of Settlor.

ARTICLE VI. AS TO THE TRUSTEE

      A. Situs and Governing Law. This Agreement and each trust established hereunder shall have an initial situs in the State of Florida and shall be governed by the laws of the State of Florida. The Trustee may, in the Trustee's discretion, change the situs of any trust established hereunder to a jurisdiction other than the State of Florida. A change of situs shall not affect the validity or construction of any trust hereunder or create in any beneficiary any right or power other than those to which such beneficiary was then entitled in the State of Florida.

      B. Certification Regarding Prior Administration. Any successor Trustee is specifically authorized to accept the trust assets as the same may be certified to such Trustee by any prior Trustee or as may be approved by the beneficiaries then entitled or permitted to receive the income of such trusts (or the legal or natural guardian of any of them who is then under a legal disability), without the necessity of a full accounting or inquiry into the prior administration of the trust by any prior Trustee.

      C. Delegation of Powers. Any Trustee may delegate to another Trustee the right to exercise any power (discretionary, administrative, or otherwise) by an acknowledged instrument and may revoke the delegation at any time by delivery of an acknowledged instrument to such other Trustee.

      D. Termination of Fiduciary Capacity. Any individual Trustee shall be deemed to have ceased to serve as Trustee of a trust upon the first to occur of the following:

      1. Unable to Manage Financial Affairs. Receipt by the remaining Trustee(s), if any, and by the beneficiaries then entitled or permitted to receive the income of such trust (or the legal or natural guardian of any of them who is then under a legal disability) of a certificate or letter from a medical doctor stating that he or she is the individual Trustee's physician and that, because of illness or incapacity of any kind of said individual Trustee, the Trustee is unable to manage financial affairs; or

      2. Appointment of Guardian. Upon the appointment of a guardian of the person or property or conservator of such individual Trustee; or

      3. Death or Resignation. Upon the death or resignation of such individual Trustee.

      E. Custody of Trust Estate. While acting hereunder, the corporate Trustee (or its agent) shall have the sole custody of the assets constituting the trust estate and each trust or share thereof, and shall be responsible for the maintenance of adequate records reflecting the condition of the trust and the income and expenses thereof. Such records shall be open at all times to inspection by the individual Trustee, if any, or by the respective beneficiaries of the trust, or the legal representatives or attorneys of such persons.

      F. Trustee Compensation. Any corporate Trustee shall receive compensation as determined by its standard fee schedule in effect and applicable at the time of the performance of its services, unless otherwise agreed to in writing by the corporate Trustee. If no such schedule shall be in effect at that time or if no such writing exists, it shall be entitled to reasonable compensation for the services rendered. Any Trustee shall be reimbursed for reasonable expenses incurred in serving as Trustee.

      G. Trustee Exonerated. The Trustee shall be responsible for only due diligence in the administration and disbursement of any trust created hereunder and shall not be responsible for any loss or subject to any liability except by reason of the Trustee's own negligence or willful default proved by affirmative evidence. Every election, determination, or other exercise by the Trustee of any discretion granted to the Trustee, expressly or by implication under this Agreement or by law made in good faith, shall fully protect the Trustee and shall be conclusive and binding upon all persons. This Paragraph shall be binding on all interested parties hereunder, and the Trustee shall be indemnified and held harmless by the trust estate for any claim, demand, or suit arising with respect to any decision of the Trustee in the administration of the trust estate other than for the Trustee's gross negligence.

ARTICLE VII. ADMINISTRATIVE POWERS OF TRUSTEE

      The Trustee shall have the following powers in addition to all powers now or hereafter conferred upon trustees by law:

      A. Invest Trust Property. To invest and reinvest the trust property in property of any character, foreign or domestic, specifically including, but not limited to, real estate, business enterprises of any nature, investment partnerships, stocks, bonds, notes, debentures, warrants, puts, calls, options, futures contracts, trust receipts, commodities, leases, contracts, United States securities, interests in trusts, money market funds, mutual funds, common trust funds (including those maintained by any corporate trustee or any affiliate thereof), repurchase agreements, and securities exempt from income tax (notwithstanding that higher yields may be obtained by investment in securities not so exempt), or in any other property or undivided interests in property, wherever located, without being limited by any statute or rule of law concerning investments by trustees and without any requirement for diversification;

      B. Margin Account Usage. The Trustee shall have the discretion to establish, maintain, make investments on margin, and use a margin investment account for such purposes as the Trustee deems reasonable and prudent. No person dealing with the Trustee need see to the use or application of margin proceeds nor place limitations or restrictions upon the Trustee in the maintenance of a margin account;

      C. Retain Trust Assets. To retain as a part of any trust any and all assets transferred to or acquired by the Trustee, so long as the Trustee deems it appropriate to do so, regardless of whether said assets are the kind and class authorized by law for the investment of trust funds and without regard to principles of diversification;

      D. Establish Bank and Brokerage Accounts. To retain principal and income cash funds in interest and non-interest bearing checking, savings, money market, brokerage, and NOW accounts, for such reasonable period of time as the Trustee may determine, pending investment or distribution to the beneficiaries hereunder;

      E. Deal In Real or Personal Property. With respect to any interest in real or personal property, (i) to lease, including, without limitation, the power to negotiate a lease and execute a lease; (ii) to exchange; (iii) to sell and convey, including, without limitation, the power to locate a purchaser, to accept and execute a contract for sale, and to execute deeds, bills of sale, and other closing documents necessary or advisable in the discretion of the Trustee; or (iv) to make any other disposition in public or private transactions deemed necessary or advisable in the discretion of the Trustee. No notice to or the consent of any beneficiary shall be required for any action taken under this Paragraph, and the Trustee shall be entitled to employ brokers and agents and pay them reasonable compensation for such purposes;

      F. Borrow and Lend Money. To borrow such sums of money at any time and from time to time for such periods of time upon such terms and conditions from such persons or corporations (including any trustee hereunder) and for such purposes as may be deemed appropriate, and to secure such loans by the pledge or hypothecation of any property held hereunder, and the lender shall have no obligation to inquire as to the application of the sums loaned or as to the necessity, expediency, or propriety of the loan; to loan money to any person or entity, including a beneficiary, upon such terms and conditions, with adequate interest and security, and for such purposes as the Trustee may deem advisable;

      G. Make Nominee Registrations. To register any securities or other property or any interest in property, in the name of any nominee or nominees, without describing the fiduciary capacity, and to hold any securities in bearer form;

      H. Maintain Custody Accounts. To maintain custody or margin accounts with any banks, brokers, or trust companies, and to maintain safekeeping vaults;

      I. Exercise Ownership Rights. To exercise all ownership rights, including, without limitation of generality, voting and subscription rights; and to otherwise exercise any and all rights and powers, and deal in and with securities at any time held hereunder, in the same manner and to the same extent as any individual owner and holder thereof might do;

      J. Purchase Investments at Premium. To purchase investments at a premium and in the case of investments which have been purchased or otherwise acquired at a premium and which are callable or have fixed maturities, to amortize such premiums by charges against income;

      K. Pay, Compromise, Settle, or Abandon Claims. To pay, compromise, settle, object to or abandon all claims and demands in favor of or against the trust estate (specifically including any claim that may arise out of any income, gift, or death taxes);

      L. Deal With Other Fiduciaries. To receive assets from any source and to enter into any transaction authorized by this Article with the legal representatives of any other estate or with the trustees of any other trust estate in which any beneficiary hereunder has a beneficial interest, even though any of such legal representatives or trustees is also a fiduciary hereunder;

      M. Distribute Income and Principal. To distribute income and principal in cash or in kind, or partly in each, and to allocate or distribute undivided interests of different assets or disproportionate interests in assets, and no adjustment shall be made to compensate for a disproportionate allocation of unrealized gain for federal income tax purposes, provided that any distribution to or for the benefit of a charitable organization described in ss.170(c) and ss.2055(a) of the Code shall be made, to the extent possible, from assets which produce income in respect of a decedent ("IRD");

      N. Participate in Corporate Transactions. To participate in and to consent to any plan of reorganization, recapitalization, consolidation, merger, combination, dissolution, liquidation, or similar plan and any action thereunder, including, but not limited to, the deposit of any property with any protective, reorganization, or similar committee, the delegation of discretionary powers thereto, and the sharing in the payment of its expenses and compensation and the payment of any assessments levied with respect to such property; and to receive and retain property under any such plan whether or not the same is of the kind in which fiduciaries are authorized by law or any rule of court to invest funds;

      O. Allocate Items to Income. To allocate to income (unless otherwise directed herein) all interest, all rental income not set aside as a reserve for depreciation, and all cash dividends or other cash distributions (whether ordinary or extraordinary) received from any source, including, but not limited to, cash dividends received from investment companies or investment trusts;

      P. Allocate Items to Principal. To allocate to principal (unless otherwise directed herein) all capital gains and all dividends and distributions payable in property or in stocks, bonds, or other securities whether of the disbursing company or another company;

      Q. Make Discretionary Allocations to Income or Principal. To allocate to income or to principal as shall be deemed appropriate, in the fiduciary's absolute discretion, without liability to any beneficiary, (1) any dividend or distribution, the allocation of which is not ascertainable under the preceding two subparagraphs; (2) expenses of administration in a reasonable manner consistent with applicable state law and optimal tax results; and (3) the payment of Florida intangible personal property tax;

      R. Employ Professionals. To employ investment counsel, accountants, depositories, custodians, brokers, consultants, agents, attorneys, and other employees, irrespective of whether any person so employed shall be a Trustee hereunder and irrespective of whether any firm or corporation so employed shall be one in which a Trustee hereunder shall be a partner, stockholder, member, officer, or director, or shall have any interest, and to pay the usual compensation for his, her, its, or their services out of principal or income as may be deemed appropriate; and such compensation may be paid without diminution of or charging the same against the commissions or compensation of any Trustee hereunder; and any Trustee who shall be a partner, stockholder, member, officer, or director in any such firm or corporation shall nevertheless receive his share of the compensation paid to such firm or corporation;

      S. Make Distributions to Minors. To effect distribution to a minor by distributing the same to a custodian for such minor under the Uniform Transfers to Minors Act (or corresponding provision of law) in effect in the jurisdiction where the minor resides, or elsewhere, and to select such a custodian for such minor, including a Trustee named herein;

      T. Transfer Assets to Alternative Situs. To transfer the assets of any trust for purposes of administration to another situs and to appoint, if necessary, as a special Trustee, any individual or corporation authorized under the laws of the United States or any state to administer or to co-administer such trust and to remove any special Trustee and reappoint themselves;

      U. Incorporate Business. To continue to operate or participate in the operation of any unincorporated business for as long as the Trustee deems appropriate to so do; to incorporate or to participate in the incorporation of any business, and to operate such newly incorporated business; and to liquidate, merge, consolidate, spin-off, or reorganize any business in such manner and upon such terms as the Trustee deems appropriate;

      V. Conduct Business Interests. To conduct any business interests owned alone or with others for whatever period of time the Trustee deems appropriate with all powers of an owner with respect thereto, including, but not limited to, the power to borrow money and pledge estate or trust property as security therefor, or to delegate such powers to any partner, manager, or employee; to dispose of any such business or any assets thereof, at public or private sale, upon such terms and conditions as the Trustee deems appropriate; to form partnerships or corporations to carry on such business, and to contribute any estate or trust property as capital thereof; and to employ, elect, or permit to be retained any Trustee as a director, officer, or employee of such business entity;

      W. Divide Trusts. To divide any trust into separate trusts for any purpose, such as allocating the generation-skipping transfer tax exemption so that one or more of these trusts is entirely exempt from the federal generation-skipping transfer tax, or electing to treat a separate trust as qualified terminable interest property for federal estate tax purposes; and, in investing and making distributions from the separate trusts, the Trustee shall consider the tax saving opportunities afforded by the existence of separate trusts;

      X. Direct Distribution if Trust Not Operative. To distribute property directly to the beneficiary of a trust, without the interposition of such trust, if at the time of distribution the circumstances are such that the trust would have been paid out to the beneficiary immediately upon funding of the trust;

      Y. Collapse of Trust. If at any time the Trustee, in the Trustee's absolute discretion, shall determine that it is uneconomical or not in the best interest of the beneficiaries to continue any trust created hereunder, the Trustee, in the Trustee's absolute discretion, may terminate such trust and distribute the trust property to the person or persons, or to the legal representative of such person or persons, then entitled or permitted to receive or have the benefit of the income therefrom. If there is more than one income beneficiary, the Trustee shall make such distribution to such income beneficiaries in the proportion in which they are beneficiaries or, if no proportion is designated, in equal shares to such beneficiaries. This power shall not be exercised by any Trustee who is also a beneficiary of such trust;

      Z. Pool Assets. To pool the assets of any or all trusts hereunder for investment purposes, allocating to each trust an undivided interest in all assets so held; and to merge any trust with any other trust held by the Trustee, whether created by a Guardian or by any other person by Will or Deed, if the terms thereof are substantially similar and held for the primary benefit of the same persons;

      AA. Purchase Policies of Insurance. To purchase new or existing policies of insurance, from any source, on the life of any person;

      BB. Sell or Purchase Assets to or from Settlor's Estate. To sell or purchase, at the fair market value as determined by the Trustee, and to lend or borrow, at an adequate rate of interest and with adequate security and upon such terms and conditions as the Trustee deems fair and equitable, any property to or from the Settlor's estate, the Settlor's spouse's estate, or any trust created by the Settlor or the Settlor's spouse during life or by Will, even though the same person or corporation may be acting as Personal Representative of the Settlor's estate or of the Settlor's spouse's estate or as Trustee of any such trust and as Trustee of this Trust.

ARTICLE VIII. BENEFICIARY UNDER DISABILITY

      A. Minors. If any property shall become distributable to a minor, it shall vest absolutely in the minor, but the Trustee may retain such property with all of the rights, powers, duties, and discretions which are herein granted to the Trustee elsewhere in this Agreement. In that event, the Trustee shall invest and reinvest such property and pay to or apply for the benefit of the minor so much or all of the net income and principal of such retained property as the Trustee deems appropriate for the minor's best interests, accumulating any net income not so paid or applied and adding such accumulated net income to principal, at least annually. When the minor attains majority, the Trustee shall distribute such retained property as then constituted to the minor. If the minor dies before attaining majority, the Trustee shall distribute such retained property to the deceased minor's estate.

      B. Adult Beneficiary. If in the opinion of the Trustee any adult beneficiary is unable to properly disburse the income or principal to which the beneficiary may be entitled, the Trustee may retain such property and pay to or apply for the benefit of the beneficiary all or part of such income or principal as the Trustee deems advisable in the best interest of the beneficiary.

      C. Application to Beneficiary. In applying income or principal for the benefit of any beneficiary, the Trustee is authorized in the Trustee's discretion to expend such amounts for the best interest of the beneficiary in one or more of the following methods as the Trustee deems appropriate:

      1. Minor, Incompetent or Incapacitated Beneficiary. By delivering any such amount to the natural, general, or testamentary guardian of any beneficiary, or to a custodian for any beneficiary under the Uniform Transfers to Minors Act or similar law, or to any individual or entity having the care, custody, or control of any such beneficiary, or with whom such beneficiary may reside, or to the committee, guardian, or conservator of any beneficiary who shall have been adjudicated an incompetent; or

      2. Beneficiary. By delivering any such amount to such beneficiary, personally; or

      3. Beneficiary's Behalf. By making direct expenditures for the best interest of such beneficiary.

      D. Payment. The receipt of any such guardian, custodian, committee, conservator, individual, entity, or beneficiary, or evidence of such payment or expenditure of any such amount, shall be a full and sufficient discharge to the Trustee for the payment or expenditure thereof, and the Trustee shall be exonerated from all liability and responsibility by reason of any amount so delivered, paid, or expended irrespective of the application or use thereof that may be made by any such person; and the Trustee shall have no duty to see to the application of any such amount.

ARTICLE IX. RESTRICTIONS, LIMITATIONS, AND POWERS REGARDING THE TRUST, TRUSTEE,
            AND BENEFICIARIES

      A. Perpetuities. Regardless of any contrary provision of this Agreement, no assets shall be held in trust for a period longer than the longest statutory period permitted under the applicable rule against perpetuities, as it is then in force and effect, and, upon the expiration of such period, all such trusts shall terminate, and the Trustee shall distribute the trust property to the person or persons, or to the legal representative of such person or persons, then entitled or permitted to receive or have the benefit of the income therefrom. If there is more than one income beneficiary, the Trustee shall make such distribution to such income beneficiaries in the proportion in which they are beneficiaries or, if no proportion is designated, in equal shares to such beneficiaries.

      B. Restrictions on Individual Trustee. No individual Trustee, who is also a beneficiary of any trust, shall participate in the exercise of any discretion granted to the Trustee to (i) pay or apply the net income or principal of such trust to or for the benefit of himself or herself, including the termination of such trust, except to provide for his or her health, education, maintenance, or support as set forth under ss.ss.2041(b)(1)(A) and 2514(c)(1) of the Code; or
(ii) to exercise any discretion with respect to crediting or charging any item to income or principal otherwise than as provided by law. In addition, any Trustee who is under a legal obligation to support a beneficiary of any trust shall not participate in the exercise of any discretion granted to the Trustee to pay or apply the net income or principal of such trust in discharge of that legal obligation.

      C. Restrictions on Beneficiaries. No beneficiary of any trust shall have any right or power to pledge, assign, sell, transfer, or encumber his or her interest in any trust hereunder, nor shall any such interest be liable for or subject to the debts, judgments, or other obligations of such beneficiary or to claims of any sort against such beneficiary.

      D. Power of Appointment.

      1. Power to Appoint to Creditors. If a trust under this Agreement would, but for the provisions of this Paragraph, be liable for generation-skipping tax at the death of a beneficiary, such beneficiary shall have the power to appoint to such beneficiary's creditors, by a Will expressly referring to and exercising this power, the smallest fractional share of such trust that would reduce to the minimum the aggregate estate, inheritance, succession, and generation-skipping taxes payable upon such beneficiary's death, assuming no deductions are allowed with respect to the appointive property.

      2. Payment of Taxes. If any beneficiary under this Agreement incurs any estate or inheritance tax liability due to the inclusion of a portion or all of a trust established hereunder in the beneficiary's gross estate for federal estate tax purposes by reason of a power of appointment, then any such tax attributable to such power of appointment shall be paid from such beneficiary's separate trust prior to being distributed to the remainder beneficiaries of such trust. The tax attributable to such power of appointment shall be the excess of (1) the total amount of all federal and state estate, inheritance, succession, and other death taxes, together with any acquirer's taxes, including interest and penalties thereon, imposed upon such beneficiary's estate (or imposed as an acquirer's tax on any beneficiary) over (2) the amount of such taxes, interest, and penalties that would have been imposed if no part of such power of appointment property had been included in the beneficiary's gross estate for purposes of any such tax.

      E. Prohibitions. No person shall purchase, exchange, or otherwise deal with or dispose of the principal or income of the Trust for less than an adequate consideration in money or money's worth, nor shall any person borrow the principal or income of the trust estate, directly or indirectly, without adequate interest or security.

ARTICLE X. SURVIVORSHIP CLAUSE

      A. Beneficiaries. If any beneficiary dies within ninety (90) days after the death of the Settlor, then for purposes of applying and interpreting this Agreement such beneficiary shall be deemed conclusively to have predeceased the Settlor.

      B. Beneficiary Whose Life Measures Duration of a Trust. If any person whose life measures the duration of a trust hereunder and any succeeding trust beneficiary, including any remainderman of such trust, die under such circumstances that there is reasonable doubt as to who died first, then for purposes of applying and interpreting this Agreement such person whose life measures the duration of such trust shall be deemed conclusively to have survived such succeeding trust beneficiary or remainderman, as the case may be.

ARTICLE XI. CONSTRUCTION AND DEFINITIONS

      Unless the context indicates that a different meaning is intended, for all purposes of this Agreement:

      A.    Construction.

            1. The singular number shall include the plural number and the plural number shall include the singular number;

            2. The use of any gender shall be applicable to all genders.

      B.    Definitions.

            1. The words "child" and "children" shall mean descendants of the first degree only, and the word "issue" shall mean descendants of the first, second, or more remote degree;

            2. The words "child," "children," and "issue" shall include any person legally adopted prior to attaining the age of eighteen (18) years and the issue of any such adopted person;

            3. The word "issue" shall include any issue in gestation at the time for determination hereunder later born alive (en ventre sa mere);

            4. The term "Code" shall mean the Internal Revenue Code of 1986, as now and hereafter amended, and shall include any corresponding provisions of the federal tax law which may from time to time be in effect;

            5. The term "education" may include, but shall not be limited to, expenses of tuition, books, incidentals in any way related thereto, and all other services, items, and things required in connection with any course of study (including vocational apprenticeships, internships, and residencies). Such expenses shall also include the travel and living expenses incurred in connection with a beneficiary's attendance at any educational institution. It is the Settlor's intent that the term "educational institution," as used herein, shall include, without limitation, private schools, colleges, universities, trade schools, and graduate schools;

            6. The word "minor" shall mean a person under the age of twenty-one
            (21) years;

            7. The term "Trustee" shall include both the singular and the plural and whenever used herein shall mean all trustees at any time serving and however appointed, including any successor trustee and any additional trustee appointed or required to act in any jurisdiction;

            8. The term "trust estate" shall include all property listed on the attached Schedule A, and all investments and reinvestments thereof and additions thereto;

            9. If the Settlor and the Settlor's spouse are not married or if there is any action filed or pending, or any judgment entered, for dissolution of the marriage, divorce, legal separation, or support without divorce, or any form of legal proceeding to compel support or distribution of property or income, at the time of the Settlor's death or at any such time as the Settlor's spouse would become entitled to any benefit hereunder or have any power of appointment or withdrawal pursuant to the terms of this Agreement, or if the Settlor's spouse is serving as Trustee or has been nominated as a successor Trustee, then the Settlor's spouse shall be deemed to have predeceased the Settlor for all purposes of this Agreement.

ARTICLE XII. HEADINGS FOR REFERENCE ONLY

      The headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

      IN WITNESS WHEREOF, the parties hereto have set their hands and seals the day and year first above written.


                         SETTLOR: Silverstein Family Limited Partnership
                                  2002, LTD


                         By: /s/ Barry Silverstein                      (Seal)
                         ----------------------------------------------
                         BARRY SILVERSTEIN, General Partner

      SIGNED, SEALED, PUBLISHED, AND DECLARED by the said BARRY SILVERSTEIN, as General Partner, as and for the Settlor's Trust Agreement, in the presence of the undersigned, who, at the Settlor's request and in the Settlor's presence and in the presence of each other, have hereunto subscribed our names as witnesses thereto, the day and year first above written.



/s/  Jeffrey McCurdy                 residing at         4862 Edgemont Ct.
------------------------------------            --------------------------------

                                                   Sarasota, FL  34233
                                                   -----------------------------

/s/  Simon J. Jaspers                residing at      4071 Giannini Ln
------------------------------------            --------------------------------

                                                   Sarasota, FL  34233
                                                   -----------------------------

                         TRUSTEE:


                         /s/ Barry Silverstein                          (Seal)
                         ----------------------------------------------
                         BARRY SILVERSTEIN

STATE OF FLORIDA

COUNTY OF Sarasota
          --------

      ON THIS DAY before me, the undersigned authority, personally appeared Barry Silverstein, who:

            |X| is personally known to me OR

            |_| has produced _________________________________ as identification and who acknowledged to me that he/she is the person described in and who executed the foregoing Trust Agreement as the Settlor and that he/she executed the same for the purposes therein expressed.

      WITNESS my hand and official seal this 12th day of December, 2003.


      (Notary Seal)                 /s/ Linnette Fauroat
                                    --------------------------------------------
                                    Signature of Notary Public


                                    /s/ Linnette Fauroat
                                    --------------------------------------------
                                    Name of Notary Typed, Printed or Stamped
                                    My Commission Expires: February 3, 2006
                                                           ---------------------
                                    My Commission Number: DD 087555
                                                          ----------------------

STATE OF FLORIDA
COUNTY OF Sarasota
          --------

      ON THIS DAY before me, the undersigned authority, personally appeared Barry Silverstein, who:

            |X| is personally known to me OR

            |_| has produced ________________________________as identification and who acknowledged to me that he/she is the person described in and who executed the foregoing Trust Agreement as the Trustee and that he/she executed the same for the purposes therein expressed.

      WITNESS my hand and official seal this 12th day of December, 2003.


      (Notary Seal)                 /s/ Linnette Fauroat
                                    --------------------------------------------
                                    Signature of Notary Public


                                    /s/ Linnette Fauroat
                                    --------------------------------------------
                                    Name of Notary Typed, Printed or Stamped
                                    My Commission Expires: February 3, 2006
                                                           ---------------------
                                    My Commission Number: DD 087555
                                                          ----------------------

                      AFFIDAVIT OF PROOF OF TRUST AGREEMENT

STATE OF FLORIDA

COUNTY OF Sarasota
          --------

      I, BARRY SILVERSTEIN, General Partner of Silverstein Family Limited Partnership 2002, LTD, declare to the officer taking my acknowledgment of this instrument, and to the subscribing witnesses, that I signed this instrument as a Trust Agreement.


                                   /s/ Barry Silverstein
                                   --------------------------------------------
                                   BARRY SILVERSTEIN as General Partner, Settlor

      We, Jeffrey McCurdy and Simon J. Jaspers, have been sworn by the officer signing below, and declare to that officer on our oaths that the Settlor declared the instrument to be the Settlor's Trust Agreement and signed it in our presence and that we each signed the instrument as a witness in the presence of the Settlor and of each other.


                                    /s/ Jeffrey McCurdy
                                    --------------------------------------------
                                    Witness


                                    /s/ Simon J. Jaspers
                                    --------------------------------------------
                                    Witness

      Acknowledged and subscribed before me by the Settlor, BARRY SILVERSTEIN, General Partner, who is personally known to me or who has produced personally known as identification, and sworn to and subscribed before me by the witnesses, ____________________________ who is personally known to me or who has produced personally known as identification and _______________________________ who is personally known to me or who has produced personally known as identification, and subscribed by me in the presence of the Settlor and the subscribing witnesses, all on this 12th day of December, 2003.


                                    /s/ Linnette Fauroat
                                    --------------------------------------------
                                    (Signature of Officer)

                                    (Print, type, or stamp commissioned name and affix official seal)

                          THE SILVERSTEIN FLP 2002, LTD

                            IRREVOCABLE TRUST OF 2003

                                   SCHEDULE A
                                   ----------

Description                                                              Value
-----------                                                              -----

Cash                                                                     $10.00

      Dated this 12th day of December, 2003.


                                 SETTLOR: Silverstein Family Limited Partnership
                                          2002, LTD



                                 /s/ Barry Silverstein
                                 -----------------------------------------------
                                 By: BARRY SILVERSTEIN, General Partner


                                 TRUSTEE:


                                 /s/ Barry Silverstein
                                 -----------------------------------------------
                                 BARRY SILVERSTEIN

                        THE JMB FAMILY LIMTED PARTNERSHIP

                            IRREVOCABLE TRUST OF 2003

      THIS AGREEMENT, made and executed in duplicate this 12th day of December, 2003 is by and between JMB Family Limited Partnership, as the Settlor, and BARRY SILVERSTEIN as the Trustee.

                                   WITNESSETH:

      WHEREAS, the Settlor desires to establish, effective immediately, a trust under all of the provisions of this Agreement, and the Trustee is willing to act as Trustee hereunder.

      NOW, THEREFORE, the parties do hereby agree and declare as follows:

ARTICLE I. PROPERTY SUBJECT TO THE TRUST

      A. Initial Transfer to Trust. The Settlor irrevocably assigns, transfers, and delivers to the Trustee all the rights, powers, interests, and benefits which the Settlor now has or hereafter may have in all of the property described in Schedule A annexed hereto, and the Trustee agrees to hold, manage, and dispose of the trust property in the manner and subject to the provisions contained in this Agreement.

      B. Additional Transfers to Trust. The Settlor may from time to time irrevocably assign, transfer, and deliver additional property to the Trustee with the consent of the Trustee, which property shall be held, managed, and disposed of by the Trustee in the manner and subject to the provisions contained in this Agreement.

ARTICLE II. TRUSTEE SUCCESSION

      A. Successor Trustee. It is the Settlor's intention BARRY SILVERSTEIN shall serve as sole Trustee under this Agreement until the first to occur of the Settlor's death or the expiration of the Trust Term, as hereinafter defined. Should BARRY SILVERSTEIN fail to qualify or cease to serve as Trustee hereunder for any reason, then a majority of the beneficiaries then entitled or permitted to receive the income of such trust and the presumptive remaindermen of such trust, or the legal or natural guardian of any of them who is then under a legal disability, shall appoint an individual or a corporate fiduciary to serve as Trustee of such trust.

      B. Power to Appoint Co-Trustee or Successor Trustee. Any individual Trustee at any time serving shall have the power to appoint an individual or a corporate fiduciary to serve as successor Trustee to him or her. In addition, all of the then acting Trustees of a trust shall, by unanimous vote, have the power to appoint an individual or a corporate fiduciary to serve as Co-Trustee of such trust. If at any time there is no Trustee serving hereunder, then a majority of the beneficiaries (other than the Settlor) then entitled or permitted to receive the income of such trust and the presumptive remaindermen of such trust, or the legal or natural guardian (other than the Settlor) of any of them who is then under a legal disability, shall appoint an individual or a corporate fiduciary to serve as successor Trustee of such trust.

      C. Removal of Corporate Trustee. Any corporate Trustee may be removed from office at any time by (1) the individual Trustee or Trustees then serving, by unanimous vote, or, if none, then by (2) a majority of the beneficiaries (other than the Settlor) entitled or permitted to receive the income of such trust and the presumptive remaindermen of such trust, or the legal or natural guardian (other than the Settlor) of any of them who is then under a legal disability. In the event of the resignation or removal of the corporate Trustee of a trust, the person or persons having the power of removal shall appoint a successor corporate Trustee who is authorized to exercise trust powers either under the law of the jurisdiction where such corporate Trustee is located or under the national banking laws enacted by the Congress of the United States.

      D. Right to Resign. Without limitation as to any other method of resignation, any Trustee may resign as Trustee of any trust by giving prior written notice of such intention to do so to the Co-Trustee(s), if any, and to the beneficiaries entitled or permitted to receive the income of such trust and the presumptive remaindermen of such trust, or to the legal or natural guardian of any of them who is then under a legal disability. In the event of such resignation, the person or persons to whom such notice of resignation shall have been given may, without liability to any person, approve the accounts of and give a complete release and discharge to such resigning Trustee. Any Trustee who resigns shall not receive any termination fee or commission that might otherwise be payable by reason of termination of the trust or distribution of the trust principal.

      E. Method of Appointing or Removing Trustees. Any appointment or removal of a Trustee (1) shall be made by a written instrument executed with the formality required of a deed for the conveyance of real estate; (2) shall take effect at the time and upon the conditions set forth in the instrument of appointment or removal, subject, however, to the written acceptance of the appointee (in the case of an appointment); and (3) may be revoked by a like instrument at any time before the appointment or removal shall take effect.

      F. Powers Exercisable by Third Party. The right to remove and/or appoint a Trustee and the right to approve accountings and give a release to a resigning Trustee shall be exercisable on behalf of any person by the holder of a durable power of attorney (other than the Settlor) from that person or by the legal or natural guardian (other than the Settlor) of any person who is then under a legal disability.

      G. Majority Rules. Unless expressly provided to the contrary in this Article, if the right to appoint a Trustee shall be exercisable by two (2) persons collectively, this right shall be exercisable only by the unanimous agreement of both of them. If the right to appoint a Trustee shall be exercisable by three (3) or more persons collectively, the decision of a majority of them shall control.

      H. No Bond Required. No Trustee at any time serving in any jurisdiction shall be required to furnish any bond or other security for the faithful performance of the office of Trustee hereunder, qualify before any court, register the trust, or file an accounting in any court as a condition for the exercise of any of the powers and discretions herein conferred upon the Trustee. This Paragraph shall not affect the right of any beneficiary hereunder to require an accounting.

      I. Restrictions on Whom May Serve As Trustee. Notwithstanding any other provision of this Agreement to the contrary, during the lifetime of the Settlor, the Settlor may not serve as a Trustee hereunder or exercise any other rights under this Article.

ARTICLE III. TRUST IRREVOCABLE

      This Agreement and any trust created hereunder are irrevocable and unamendable. The Settlor expressly waives all rights and powers, whether alone or in conjunction with others, to alter, amend, revoke, or terminate this Trust Agreement in whole or in part.

ARTICLE IV. DISTRIBUTION OF TRUST ESTATE DURING THE TRUST TERM

      A. Trust Term. The Trust shall terminate on the first to occur of the dissolution of the Settlor or January 31, 2004 (the "Trust Term"). During the Trust Term, the Trustee may pay to or for the benefit of the Settlor so much or all of the net income and principal of the Trust as the Trustee, in the Trustee's discretion, deems to be for the best interest of the Settlor. Any net income not paid or applied shall be accumulated and added to the principal of the Trust at least annually.

      B. Automatic Renewal. Anything in Paragraph IV.A to the contrary notwithstanding, during the existance of the Settlor, this Agreement shall automatically renew for successive one (1) year terms on January 31st of each year unless the Settlor delivers to the Trustee written notice of the Settlor's intention not to renew, no later than forty (40) days before the termination of the then current term of this Agreement.

ARTICLE V. DISPOSITION OF TRUST UPON EXPIRATION OF TRUST TERM

      A. Expiration of Trust Term while Settlor Remains in Existence. Upon the expiration of the Trust Term during while the Settlor remains in existence, the remaining trust property shall be distributed to the Settlor, outright and free of trust.

      B. Expiration of Trust Term After Dissolution of the Settlor. Upon the dissolution of the Settlor's during the Trust Term, the remaining trust property shall be distributed to or among or for the benefit of such individuals, corporations, charities qualified under ss.501(c)(3) of the Code, or other entities that owned an interest in the Settlor at the time Settlor was dissolved, in proportion to each such interest holder's proportionate ownership of Settlor.

ARTICLE VI. AS TO THE TRUSTEE

      A. Situs and Governing Law. This Agreement and each trust established hereunder shall have an initial situs in the State of Florida and shall be governed by the laws of the State of Florida. The Trustee may, in the Trustee's discretion, change the situs of any trust established hereunder to a jurisdiction other than the State of Florida. A change of situs shall not affect the validity or construction of any trust hereunder or create in any beneficiary any right or power other than those to which such beneficiary was then entitled in the State of Florida.

      B. Certification Regarding Prior Administration. Any successor Trustee is specifically authorized to accept the trust assets as the same may be certified to such Trustee by any prior Trustee or as may be approved by the beneficiaries then entitled or permitted to receive the income of such trusts (or the legal or natural guardian of any of them who is then under a legal disability), without the necessity of a full accounting or inquiry into the prior administration of the trust by any prior Trustee.

      C. Delegation of Powers. Any Trustee may delegate to another Trustee the right to exercise any power (discretionary, administrative, or otherwise) by an acknowledged instrument and may revoke the delegation at any time by delivery of an acknowledged instrument to such other Trustee.

      D. Termination of Fiduciary Capacity. Any individual Trustee shall be deemed to have ceased to serve as Trustee of a trust upon the first to occur of the following:

      1. Unable to Manage Financial Affairs. Receipt by the remaining Trustee(s), if any, and by the beneficiaries then entitled or permitted to receive the income of such trust (or the legal or natural guardian of any of them who is then under a legal disability) of a certificate or letter from a medical doctor stating that he or she is the individual Trustee's physician and that, because of illness or incapacity of any kind of said individual Trustee, the Trustee is unable to manage financial affairs; or

      2. Appointment of Guardian. Upon the appointment of a guardian of the person or property or conservator of such individual Trustee; or

      3. Death or Resignation. Upon the death or resignation of such individual Trustee.

      E. Custody of Trust Estate. While acting hereunder, the corporate Trustee (or its agent) shall have the sole custody of the assets constituting the trust estate and each trust or share thereof, and shall be responsible for the maintenance of adequate records reflecting the condition of the trust and the income and expenses thereof. Such records shall be open at all times to inspection by the individual Trustee, if any, or by the respective beneficiaries of the trust, or the legal representatives or attorneys of such persons.

      F. Trustee Compensation. Any corporate Trustee shall receive compensation as determined by its standard fee schedule in effect and applicable at the time of the performance of its services, unless otherwise agreed to in writing by the corporate Trustee. If no such schedule shall be in effect at that time or if no such writing exists, it shall be entitled to reasonable compensation for the services rendered. Any Trustee shall be reimbursed for reasonable expenses incurred in serving as Trustee.

      G. Trustee Exonerated. The Trustee shall be responsible for only due diligence in the administration and disbursement of any trust created hereunder and shall not be responsible for any loss or subject to any liability except by reason of the Trustee's own negligence or willful default proved by affirmative evidence. Every election, determination, or other exercise by the Trustee of any discretion granted to the Trustee, expressly or by implication under this Agreement or by law made in good faith, shall fully protect the Trustee and shall be conclusive and binding upon all persons. This Paragraph shall be binding on all interested parties hereunder, and the Trustee shall be indemnified and held harmless by the trust estate for any claim, demand, or suit arising with respect to any decision of the Trustee in the administration of the trust estate other than for the Trustee's gross negligence.

ARTICLE VII. ADMINISTRATIVE POWERS OF TRUSTEE

      The Trustee shall have the following powers in addition to all powers now or hereafter conferred upon trustees by law:

      A. Invest Trust Property. To invest and reinvest the trust property in property of any character, foreign or domestic, specifically including, but not limited to, real estate, business enterprises of any nature, investment partnerships, stocks, bonds, notes, debentures, warrants, puts, calls, options, futures contracts, trust receipts, commodities, leases, contracts, United States securities, interests in trusts, money market funds, mutual funds, common trust funds (including those maintained by any corporate trustee or any affiliate thereof), repurchase agreements, and securities exempt from income tax (notwithstanding that higher yields may be obtained by investment in securities not so exempt), or in any other property or undivided interests in property, wherever located, without being limited by any statute or rule of law concerning investments by trustees and without any requirement for diversification;

      B. Margin Account Usage. The Trustee shall have the discretion to establish, maintain, make investments on margin, and use a margin investment account for such purposes as the Trustee deems reasonable and prudent. No person dealing with the Trustee need see to the use or application of margin proceeds nor place limitations or restrictions upon the Trustee in the maintenance of a margin account;

      C. Retain Trust Assets. To retain as a part of any trust any and all assets transferred to or acquired by the Trustee, so long as the Trustee deems it appropriate to do so, regardless of whether said assets are the kind and class authorized by law for the investment of trust funds and without regard to principles of diversification;

      D. Establish Bank and Brokerage Accounts. To retain principal and income cash funds in interest and non-interest bearing checking, savings, money market, brokerage, and NOW accounts, for such reasonable period of time as the Trustee may determine, pending investment or distribution to the beneficiaries hereunder;

      E. Deal In Real or Personal Property. With respect to any interest in real or personal property, (i) to lease, including, without limitation, the power to negotiate a lease and execute a lease; (ii) to exchange; (iii) to sell and convey, including, without limitation, the power to locate a purchaser, to accept and execute a contract for sale, and to execute deeds, bills of sale, and other closing documents necessary or advisable in the discretion of the Trustee; or (iv) to make any other disposition in public or private transactions deemed necessary or advisable in the discretion of the Trustee. No notice to or the consent of any beneficiary shall be required for any action taken under this Paragraph, and the Trustee shall be entitled to employ brokers and agents and pay them reasonable compensation for such purposes;

      F. Borrow and Lend Money. To borrow such sums of money at any time and from time to time for such periods of time upon such terms and conditions from such persons or corporations (including any trustee hereunder) and for such purposes as may be deemed appropriate, and to secure such loans by the pledge or hypothecation of any property held hereunder, and the lender shall have no obligation to inquire as to the application of the sums loaned or as to the necessity, expediency, or propriety of the loan; to loan money to any person or entity, including a beneficiary, upon such terms and conditions, with adequate interest and security, and for such purposes as the Trustee may deem advisable;

      G. Make Nominee Registrations. To register any securities or other property or any interest in property, in the name of any nominee or nominees, without describing the fiduciary capacity, and to hold any securities in bearer form;

      H. Maintain Custody Accounts. To maintain custody or margin accounts with any banks, brokers, or trust companies, and to maintain safekeeping vaults;

      I. Exercise Ownership Rights. To exercise all ownership rights, including, without limitation of generality, voting and subscription rights; and to otherwise exercise any and all rights and powers, and deal in and with securities at any time held hereunder, in the same manner and to the same extent as any individual owner and holder thereof might do;

      J. Purchase Investments at Premium. To purchase investments at a premium and in the case of investments which have been purchased or otherwise acquired at a premium and which are callable or have fixed maturities, to amortize such premiums by charges against income;

      K. Pay, Compromise, Settle, or Abandon Claims. To pay, compromise, settle, object to or abandon all claims and demands in favor of or against the trust estate (specifically including any claim that may arise out of any income, gift, or death taxes);

      L. Deal With Other Fiduciaries. To receive assets from any source and to enter into any transaction authorized by this Article with the legal representatives of any other estate or with the trustees of any other trust estate in which any beneficiary hereunder has a beneficial interest, even though any of such legal representatives or trustees is also a fiduciary hereunder;

      M. Distribute Income and Principal. To distribute income and principal in cash or in kind, or partly in each, and to allocate or distribute undivided interests of different assets or disproportionate interests in assets, and no adjustment shall be made to compensate for a disproportionate allocation of unrealized gain for federal income tax purposes, provided that any distribution to or for the benefit of a charitable organization described in ss.170(c) and ss.2055(a) of the Code shall be made, to the extent possible, from assets which produce income in respect of a decedent ("IRD");

      N. Participate in Corporate Transactions. To participate in and to consent to any plan of reorganization, recapitalization, consolidation, merger, combination, dissolution, liquidation, or similar plan and any action thereunder, including, but not limited to, the deposit of any property with any protective, reorganization, or similar committee, the delegation of discretionary powers thereto, and the sharing in the payment of its expenses and compensation and the payment of any assessments levied with respect to such property; and to receive and retain property under any such plan whether or not the same is of the kind in which fiduciaries are authorized by law or any rule of court to invest funds;

      O. Allocate Items to Income. To allocate to income (unless otherwise directed herein) all interest, all rental income not set aside as a reserve for depreciation, and all cash dividends or other cash distributions (whether ordinary or extraordinary) received from any source, including, but not limited to, cash dividends received from investment companies or investment trusts;

      P. Allocate Items to Principal. To allocate to principal (unless otherwise directed herein) all capital gains and all dividends and distributions payable in property or in stocks, bonds, or other securities whether of the disbursing company or another company;

      Q. Make Discretionary Allocations to Income or Principal. To allocate to income or to principal as shall be deemed appropriate, in the fiduciary's absolute discretion, without liability to any beneficiary, (1) any dividend or distribution, the allocation of which is not ascertainable under the preceding two subparagraphs; (2) expenses of administration in a reasonable manner consistent with applicable state law and optimal tax results; and (3) the payment of Florida intangible personal property tax;

      R. Employ Professionals. To employ investment counsel, accountants, depositories, custodians, brokers, consultants, agents, attorneys, and other employees, irrespective of whether any person so employed shall be a Trustee hereunder and irrespective of whether any firm or corporation so employed shall be one in which a Trustee hereunder shall be a partner, stockholder, member, officer, or director, or shall have any interest, and to pay the usual compensation for his, her, its, or their services out of principal or income as may be deemed appropriate; and such compensation may be paid without diminution of or charging the same against the commissions or compensation of any Trustee hereunder; and any Trustee who shall be a partner, stockholder, member, officer, or director in any such firm or corporation shall nevertheless receive his share of the compensation paid to such firm or corporation;

      S. Make Distributions to Minors. To effect distribution to a minor by distributing the same to a custodian for such minor under the Uniform Transfers to Minors Act (or corresponding provision of law) in effect in the jurisdiction where the minor resides, or elsewhere, and to select such a custodian for such minor, including a Trustee named herein;

      T. Transfer Assets to Alternative Situs. To transfer the assets of any trust for purposes of administration to another situs and to appoint, if necessary, as a special Trustee, any individual or corporation authorized under the laws of the United States or any state to administer or to co-administer such trust and to remove any special Trustee and reappoint themselves;

      U. Incorporate Business. To continue to operate or participate in the operation of any unincorporated business for as long as the Trustee deems appropriate to so do; to incorporate or to participate in the incorporation of any business, and to operate such newly incorporated business; and to liquidate, merge, consolidate, spin-off, or reorganize any business in such manner and upon such terms as the Trustee deems appropriate;

      V. Conduct Business Interests. To conduct any business interests owned alone or with others for whatever period of time the Trustee deems appropriate with all powers of an owner with respect thereto, including, but not limited to, the power to borrow money and pledge estate or trust property as security therefor, or to delegate such powers to any partner, manager, or employee; to dispose of any such business or any assets thereof, at public or private sale, upon such terms and conditions as the Trustee deems appropriate; to form partnerships or corporations to carry on such business, and to contribute any estate or trust property as capital thereof; and to employ, elect, or permit to be retained any Trustee as a director, officer, or employee of such business entity;

      W. Divide Trusts. To divide any trust into separate trusts for any purpose, such as allocating the generation-skipping transfer tax exemption so that one or more of these trusts is entirely exempt from the federal generation-skipping transfer tax, or electing to treat a separate trust as qualified terminable interest property for federal estate tax purposes; and, in investing and making distributions from the separate trusts, the Trustee shall consider the tax saving opportunities afforded by the existence of separate trusts;

      X. Direct Distribution if Trust Not Operative. To distribute property directly to the beneficiary of a trust, without the interposition of such trust, if at the time of distribution the circumstances are such that the trust would have been paid out to the beneficiary immediately upon funding of the trust;

      Y. Collapse of Trust. If at any time the Trustee, in the Trustee's absolute discretion, shall determine that it is uneconomical or not in the best interest of the beneficiaries to continue any trust created hereunder, the Trustee, in the Trustee's absolute discretion, may terminate such trust and distribute the trust property to the person or persons, or to the legal representative of such person or persons, then entitled or permitted to receive or have the benefit of the income therefrom. If there is more than one income beneficiary, the Trustee shall make such distribution to such income beneficiaries in the proportion in which they are beneficiaries or, if no proportion is designated, in equal shares to such beneficiaries. This power shall not be exercised by any Trustee who is also a beneficiary of such trust;

      Z. Pool Assets. To pool the assets of any or all trusts hereunder for investment purposes, allocating to each trust an undivided interest in all assets so held; and to merge any trust with any other trust held by the Trustee, whether created by a Guardian or by any other person by Will or Deed, if the terms thereof are substantially similar and held for the primary benefit of the same persons;

      AA. Purchase Policies of Insurance. To purchase new or existing policies of insurance, from any source, on the life of any person;

      BB. Sell or Purchase Assets to or from Settlor's Estate. To sell or purchase, at the fair market value as determined by the Trustee, and to lend or borrow, at an adequate rate of interest and with adequate security and upon such terms and conditions as the Trustee deems fair and equitable, any property to or from the Settlor's estate, the Settlor's spouse's estate, or any trust created by the Settlor or the Settlor's spouse during life or by Will, even though the same person or corporation may be acting as Personal Representative of the Settlor's estate or of the Settlor's spouse's estate or as Trustee of any such trust and as Trustee of this Trust.

ARTICLE VIII. BENEFICIARY UNDER DISABILITY

      A. Minors. If any property shall become distributable to a minor, it shall vest absolutely in the minor, but the Trustee may retain such property with all of the rights, powers, duties, and discretions which are herein granted to the Trustee elsewhere in this Agreement. In that event, the Trustee shall invest and reinvest such property and pay to or apply for the benefit of the minor so much or all of the net income and principal of such retained property as the Trustee deems appropriate for the minor's best interests, accumulating any net income not so paid or applied and adding such accumulated net income to principal, at least annually. When the minor attains majority, the Trustee shall distribute such retained property as then constituted to the minor. If the minor dies before attaining majority, the Trustee shall distribute such retained property to the deceased minor's estate.

      B. Adult Beneficiary. If in the opinion of the Trustee any adult beneficiary is unable to properly disburse the income or principal to which the beneficiary may be entitled, the Trustee may retain such property and pay to or apply for the benefit of the beneficiary all or part of such income or principal as the Trustee deems advisable in the best interest of the beneficiary.

      C. Application to Beneficiary. In applying income or principal for the benefit of any beneficiary, the Trustee is authorized in the Trustee's discretion to expend such amounts for the best interest of the beneficiary in one or more of the following methods as the Trustee deems appropriate:

      1. Minor, Incompetent or Incapacitated Beneficiary. By delivering any such amount to the natural, general, or testamentary guardian of any beneficiary, or to a custodian for any beneficiary under the Uniform Transfers to Minors Act or similar law, or to any individual or entity having the care, custody, or control of any such beneficiary, or with whom such beneficiary may reside, or to the committee, guardian, or conservator of any beneficiary who shall have been adjudicated an incompetent; or

      2. Beneficiary. By delivering any such amount to such beneficiary, personally; or

      3. Beneficiary's Behalf. By making direct expenditures for the best interest of such beneficiary.

      D. Payment. The receipt of any such guardian, custodian, committee, conservator, individual, entity, or beneficiary, or evidence of such payment or expenditure of any such amount, shall be a full and sufficient discharge to the Trustee for the payment or expenditure thereof, and the Trustee shall be exonerated from all liability and responsibility by reason of any amount so delivered, paid, or expended irrespective of the application or use thereof that may be made by any such person; and the Trustee shall have no duty to see to the application of any such amount.

ARTICLE IX. RESTRICTIONS, LIMITATIONS, AND POWERS REGARDING THE TRUST, TRUSTEE,
            AND BENEFICIARIES

      A. Perpetuities. Regardless of any contrary provision of this Agreement, no assets shall be held in trust for a period longer than the longest statutory period permitted under the applicable rule against perpetuities, as it is then in force and effect, and, upon the expiration of such period, all such trusts shall terminate, and the Trustee shall distribute the trust property to the person or persons, or to the legal representative of such person or persons, then entitled or permitted to receive or have the benefit of the income therefrom. If there is more than one income beneficiary, the Trustee shall make such distribution to such income beneficiaries in the proportion in which they are beneficiaries or, if no proportion is designated, in equal shares to such beneficiaries.

      B. Restrictions on Individual Trustee. No individual Trustee, who is also a beneficiary of any trust, shall participate in the exercise of any discretion granted to the Trustee to (i) pay or apply the net income or principal of such trust to or for the benefit of himself or herself, including the termination of such trust, except to provide for his or her health, education, maintenance, or support as set forth under ss.ss.2041(b)(1)(A) and 2514(c)(1) of the Code; or
(ii) to exercise any discretion with respect to crediting or charging any item to income or principal otherwise than as provided by law. In addition, any Trustee who is under a legal obligation to support a beneficiary of any trust shall not participate in the exercise of any discretion granted to the Trustee to pay or apply the net income or principal of such trust in discharge of that legal obligation.

      C. Restrictions on Beneficiaries. No beneficiary of any trust shall have any right or power to pledge, assign, sell, transfer, or encumber his or her interest in any trust hereunder, nor shall any such interest be liable for or subject to the debts, judgments, or other obligations of such beneficiary or to claims of any sort against such beneficiary.

      D. Power of Appointment.

      1. Power to Appoint to Creditors. If a trust under this Agreement would, but for the provisions of this Paragraph, be liable for generation-skipping tax at the death of a beneficiary, such beneficiary shall have the power to appoint to such beneficiary's creditors, by a Will expressly referring to and exercising this power, the smallest fractional share of such trust that would reduce to the minimum the aggregate estate, inheritance, succession, and generation-skipping taxes payable upon such beneficiary's death, assuming no deductions are allowed with respect to the appointive property.

      2. Payment of Taxes. If any beneficiary under this Agreement incurs any estate or inheritance tax liability due to the inclusion of a portion or all of a trust established hereunder in the beneficiary's gross estate for federal estate tax purposes by reason of a power of appointment, then any such tax attributable to such power of appointment shall be paid from such beneficiary's separate trust prior to being distributed to the remainder beneficiaries of such trust. The tax attributable to such power of appointment shall be the excess of (1) the total amount of all federal and state estate, inheritance, succession, and other death taxes, together with any acquirer's taxes, including interest and penalties thereon, imposed upon such beneficiary's estate (or imposed as an acquirer's tax on any beneficiary) over (2) the amount of such taxes, interest, and penalties that would have been imposed if no part of such power of appointment property had been included in the beneficiary's gross estate for purposes of any such tax.

      E. Prohibitions. No person shall purchase, exchange, or otherwise deal with or dispose of the principal or income of the Trust for less than an adequate consideration in money or money's worth, nor shall any person borrow the principal or income of the trust estate, directly or indirectly, without adequate interest or security.

ARTICLE X. SURVIVORSHIP CLAUSE

      A. Beneficiaries. If any beneficiary dies within ninety (90) days after the death of the Settlor, then for purposes of applying and interpreting this Agreement such beneficiary shall be deemed conclusively to have predeceased the Settlor.

      B. Beneficiary Whose Life Measures Duration of a Trust. If any person whose life measures the duration of a trust hereunder and any succeeding trust beneficiary, including any remainderman of such trust, die under such circumstances that there is reasonable doubt as to who died first, then for purposes of applying and interpreting this Agreement such person whose life measures the duration of such trust shall be deemed conclusively to have survived such succeeding trust beneficiary or remainderman, as the case may be.

ARTICLE XI. CONSTRUCTION AND DEFINITIONS

      Unless the context indicates that a different meaning is intended, for all purposes of this Agreement:

      A.    Construction.

            1. The singular number shall include the plural number and the plural number shall include the singular number;

            2. The use of any gender shall be applicable to all genders.

      B.    Definitions.

            1. The words "child" and "children" shall mean descendants of the first degree only, and the word "issue" shall mean descendants of the first, second, or more remote degree;

            2. The words "child," "children," and "issue" shall include any person legally adopted prior to attaining the age of eighteen (18) years and the issue of any such adopted person;

            3. The word "issue" shall include any issue in gestation at the time for determination hereunder later born alive (en ventre sa mere);

            4. The term "Code" shall mean the Internal Revenue Code of 1986, as now and hereafter amended, and shall include any corresponding provisions of the federal tax law which may from time to time be in effect;

            5. The term "education" may include, but shall not be limited to, expenses of tuition, books, incidentals in any way related thereto, and all other services, items, and things required in connection with any course of study (including vocational apprenticeships, internships, and residencies). Such expenses shall also include the travel and living expenses incurred in connection with a beneficiary's attendance at any educational institution. It is the Settlor's intent that the term "educational institution," as used herein, shall include, without limitation, private schools, colleges, universities, trade schools, and graduate schools;

            6. The word "minor" shall mean a person under the age of twenty-one
            (21) years;

            7. The term "Trustee" shall include both the singular and the plural and whenever used herein shall mean all trustees at any time serving and however appointed, including any successor trustee and any additional trustee appointed or required to act in any jurisdiction;

            8. The term "trust estate" shall include all property listed on the attached Schedule A, and all investments and reinvestments thereof and additions thereto;

            9. If the Settlor and the Settlor's spouse are not married or if there is any action filed or pending, or any judgment entered, for dissolution of the marriage, divorce, legal separation, or support without divorce, or any form of legal proceeding to compel support or distribution of property or income, at the time of the Settlor's death or at any such time as the Settlor's spouse would become entitled to any benefit hereunder or have any power of appointment or withdrawal pursuant to the terms of this Agreement, or if the Settlor's spouse is serving as Trustee or has been nominated as a successor Trustee, then the Settlor's spouse shall be deemed to have predeceased the Settlor for all purposes of this Agreement.

ARTICLE XII. HEADINGS FOR REFERENCE ONLY

      The headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

      IN WITNESS WHEREOF, the parties hereto have set their hands and seals the day and year first above written.

                                  SETTLOR: JMB Family Limited Partnership


                                  By: /s/ Barry Silverstein               (Seal)
                                  ---------------------------------------
                                  BARRY SILVERSTEIN, General Partner

      SIGNED, SEALED, PUBLISHED, AND DECLARED by the said BARRY SILVERSTEIN, as General Partner, as and for the Settlor's Trust Agreement, in the presence of the undersigned, who, at the Settlor's request and in the Settlor's presence and in the presence of each other, have hereunto subscribed our names as witnesses thereto, the day and year first above written.


/s/  Jeffrey McCurdy                       residing at         4862 Edgemont Ct.
------------------------------------------            --------------------------

                                                        Sarasota, FL  34233
                                                     ---------------------------

/s/  Simon J. Jaspers                      residing at         4071 Giannini Ln
------------------------------------------            --------------------------

                                                       Sarasota, FL  34233
                                                     ---------------------------

                                  TRUSTEE:


                                  By: /s/ Barry Silverstein               (Seal)
                                  ---------------------------------------
                                  BARRY SILVERSTEIN

STATE OF FLORIDA

COUNTY OF Sarasota
          --------

      ON THIS DAY before me, the undersigned authority, personally appeared Barry Silverstein, who:

            |X| is personally known to me OR

            |_| has produced ________________________________ as identification and who acknowledged to me that he/she is the person described in and who executed the foregoing Trust Agreement as the Settlor and that he/she executed the same for the purposes therein expressed.

      WITNESS my hand and official seal this 12th day of December, 2003.


      (Notary Seal)               /s/ Linnette Fauroat
                                  ----------------------------------------------
                                  Signature of Notary Public


                                  /s/ Linnette Fauroat
                                  ----------------------------------------------
                                  Name of Notary Typed, Printed or Stamped
                                  My Commission Expires: February 3, 2006
                                                         -----------------------
                                  My Commission Number: DD 087555
                                                        ------------------------

STATE OF FLORIDA

COUNTY OF Sarasota
          --------

      ON THIS DAY before me, the undersigned authority, personally appeared Barry Silverstein, who:

            |X| is personally known to me OR

            |_| has produced _______________________________ as identification and who acknowledged to me that he/she is the person described in and who executed the foregoing Trust Agreement as the Trustee and that he/she executed the same for the purposes therein expressed.

      WITNESS my hand and official seal this 12th day of December, 2003.


      (Notary Seal)               /s/ Linnette Fauroat
                                  ----------------------------------------------
                                  Signature of Notary Public


                                  /s/ Linnette Fauroat
                                  ----------------------------------------------
                                  Name of Notary Typed, Printed or Stamped
                                  My Commission Expires: February 3, 2006
                                                         -----------------------
                                  My Commission Number: DD 087555
                                                        ------------------------

                      AFFIDAVIT OF PROOF OF TRUST AGREEMENT

STATE OF FLORIDA

COUNTY OF Sarasota
          --------

      I, BARRY SILVERSTEIN, General Partner of JMB Family Limited Partnership, declare to the officer taking my acknowledgment of this instrument, and to the subscribing witnesses, that I signed this instrument as a Trust Agreement.


                                  /s/ Barry Silverstein
                                  ----------------------------------------------
                                  BARRY SILVERSTEIN as General Partner, Settlor

      We, Jeffrey McCurdy and Simon J. Jaspers, have been sworn by the officer signing below, and declare to that officer on our oaths that the Settlor declared the instrument to be the Settlor's Trust Agreement and signed it in our presence and that we each signed the instrument as a witness in the presence of the Settlor and of each other.


                                  /s/ Jeffrey McCurdy
                                  ----------------------------------------------
                                  Witness


                                  /s/ Simon J. Jaspers
                                  ----------------------------------------------
                                  Witness

      Acknowledged and subscribed before me by the Settlor, BARRY SILVERSTEIN, General Partner, who is personally known to me or who has produced personally known as identification, and sworn to and subscribed before me by the witnesses, ____________________________ who is personally known to me or who has produced personally known as identification and _______________________________ who is personally known to me or who has produced personally known as identification, and subscribed by me in the presence of the Settlor and the subscribing witnesses, all on this 12th day of December, 2003.


                                  /s/ Linnette Fauroat
                                  ----------------------------------------------
                                  (Signature of Officer)

                                  (Print, type, or stamp commissioned name and affix official seal)

                       THE JMB FAMILY LIMITED PARTNERSHIP

                            IRREVOCABLE TRUST OF 2003

                                   SCHEDULE A

Description                                                             Value
-----------                                                             -----

Cash                                                                    $10.00

      Dated this 12th day of December, 2003.

                                  SETTLOR: JMB Family Limited Partnership



                                  /s/ Barry Silverstein
                                  ----------------------------------------------
                                  By: BARRY SILVERSTEIN, General Partner

                                  TRUSTEE:


                                  /s/ Barry Silverstein
                                  ----------------------------------------------
                                  BARRY SILVERSTEIN

                                THE MTSB FLP 2003

                           IRREVOCABLE TRUST AGREEMENT

      THIS AGREEMENT, made and executed in duplicate this 12th day of December, 2003 is by and between MTSB Family Limited Partnership, as the Settlor, and BARRY SILVERSTEIN as the Trustee.

                                   WITNESSETH:

      WHEREAS, the Settlor desires to establish, effective immediately, a trust under all of the provisions of this Agreement, and the Trustee is willing to act as Trustee hereunder.

      NOW, THEREFORE, the parties do hereby agree and declare as follows:

ARTICLE I. PROPERTY SUBJECT TO THE TRUST

      A. Initial Transfer to Trust. The Settlor irrevocably assigns, transfers, and delivers to the Trustee all the rights, powers, interests, and benefits which the Settlor now has or hereafter may have in all of the property described in Schedule A annexed hereto, and the Trustee agrees to hold, manage, and dispose of the trust property in the manner and subject to the provisions contained in this Agreement.

      B. Additional Transfers to Trust. The Settlor may from time to time irrevocably assign, transfer, and deliver additional property to the Trustee with the consent of the Trustee, which property shall be held, managed, and disposed of by the Trustee in the manner and subject to the provisions contained in this Agreement.

ARTICLE II. TRUSTEE SUCCESSION

      A. Successor Trustee. It is the Settlor's intention BARRY SILVERSTEIN shall serve as sole Trustee under this Agreement until the first to occur of the Settlor's death or the expiration of the Trust Term, as hereinafter defined. Should BARRY SILVERSTEIN fail to qualify or cease to serve as Trustee hereunder for any reason, then a majority of the beneficiaries then entitled or permitted to receive the income of such trust and the presumptive remaindermen of such trust, or the legal or natural guardian of any of them who is then under a legal disability, shall appoint an individual or a corporate fiduciary to serve as Trustee of such trust.

      B. Power to Appoint Co-Trustee or Successor Trustee. Any individual Trustee at any time serving shall have the power to appoint an individual or a corporate fiduciary to serve as successor Trustee to him or her. In addition, all of the then acting Trustees of a trust shall, by unanimous vote, have the power to appoint an individual or a corporate fiduciary to serve as Co-Trustee of such trust. If at any time there is no Trustee serving hereunder, then a majority of the beneficiaries (other than the Settlor) then entitled or permitted to receive the income of such trust and the presumptive remaindermen of such trust, or the legal or natural guardian (other than the Settlor) of any of them who is then under a legal disability, shall appoint an individual or a corporate fiduciary to serve as successor Trustee of such trust.

      C. Removal of Corporate Trustee. Any corporate Trustee may be removed from office at any time by (1) the individual Trustee or Trustees then serving, by unanimous vote, or, if none, then by (2) a majority of the beneficiaries (other than the Settlor) entitled or permitted to receive the income of such trust and the presumptive remaindermen of such trust, or the legal or natural guardian (other than the Settlor) of any of them who is then under a legal disability. In the event of the resignation or removal of the corporate Trustee of a trust, the person or persons having the power of removal shall appoint a successor corporate Trustee who is authorized to exercise trust powers either under the law of the jurisdiction where such corporate Trustee is located or under the national banking laws enacted by the Congress of the United States.

      D. Right to Resign. Without limitation as to any other method of resignation, any Trustee may resign as Trustee of any trust by giving prior written notice of such intention to do so to the Co-Trustee(s), if any, and to the beneficiaries entitled or permitted to receive the income of such trust and the presumptive remaindermen of such trust, or to the legal or natural guardian of any of them who is then under a legal disability. In the event of such resignation, the person or persons to whom such notice of resignation shall have been given may, without liability to any person, approve the accounts of and give a complete release and discharge to such resigning Trustee. Any Trustee who resigns shall not receive any termination fee or commission that might otherwise be payable by reason of termination of the trust or distribution of the trust principal.

      E. Method of Appointing or Removing Trustees. Any appointment or removal of a Trustee (1) shall be made by a written instrument executed with the formality required of a deed for the conveyance of real estate; (2) shall take effect at the time and upon the conditions set forth in the instrument of appointment or removal, subject, however, to the written acceptance of the appointee (in the case of an appointment); and (3) may be revoked by a like instrument at any time before the appointment or removal shall take effect.

      F. Powers Exercisable by Third Party. The right to remove and/or appoint a Trustee and the right to approve accountings and give a release to a resigning Trustee shall be exercisable on behalf of any person by the holder of a durable power of attorney (other than the Settlor) from that person or by the legal or natural guardian (other than the Settlor) of any person who is then under a legal disability.

      G. Majority Rules. Unless expressly provided to the contrary in this Article, if the right to appoint a Trustee shall be exercisable by two (2) persons collectively, this right shall be exercisable only by the unanimous agreement of both of them. If the right to appoint a Trustee shall be exercisable by three (3) or more persons collectively, the decision of a majority of them shall control.

      H. No Bond Required. No Trustee at any time serving in any jurisdiction shall be required to furnish any bond or other security for the faithful performance of the office of Trustee hereunder, qualify before any court, register the trust, or file an accounting in any court as a condition for the exercise of any of the powers and discretions herein conferred upon the Trustee. This Paragraph shall not affect the right of any beneficiary hereunder to require an accounting.

      I. Restrictions on Whom May Serve As Trustee. Notwithstanding any other provision of this Agreement to the contrary, during the lifetime of the Settlor, the Settlor may not serve as a Trustee hereunder or exercise any other rights under this Article.

ARTICLE III. TRUST IRREVOCABLE

      This Agreement and any trust created hereunder are irrevocable and unamendable. The Settlor expressly waives all rights and powers, whether alone or in conjunction with others, to alter, amend, revoke, or terminate this Trust Agreement in whole or in part.

ARTICLE IV. DISTRIBUTION OF TRUST ESTATE DURING THE TRUST TERM

      A. Trust Term. The Trust shall terminate on the first to occur of the dissolution of the Settlor or January 31, 2004 (the "Trust Term"). During the Trust Term, the Trustee may pay to or for the benefit of the Settlor so much or all of the net income and principal of the Trust as the Trustee, in the Trustee's discretion, deems to be for the best interest of the Settlor. Any net income not paid or applied shall be accumulated and added to the principal of the Trust at least annually.

      B. Automatic Renewal. Anything in Paragraph IV.A to the contrary notwithstanding, during the existance of the Settlor, this Agreement shall automatically renew for successive one (1) year terms on January 31st of each year unless the Settlor delivers to the Trustee written notice of the Settlor's intention not to renew, no later than forty (40) days before the termination of the then current term of this Agreement.

ARTICLE V. DISPOSITION OF TRUST UPON EXPIRATION OF TRUST TERM

      A. Expiration of Trust Term while Settlor Remains in Existence. Upon the expiration of the Trust Term during while the Settlor remains in existence, the remaining trust property shall be distributed to the Settlor, outright and free of trust.

      B. Expiration of Trust Term After Dissolution of the Settlor. Upon the dissolution of the Settlor's during the Trust Term, the remaining trust property shall be distributed to or among or for the benefit of such individuals, corporations, charities qualified under ss.501(c)(3) of the Code, or other entities that owned an interest in the Settlor at the time Settlor was dissolved, in proportion to each such interest holder's proportionate ownership of Settlor.

ARTICLE VI. AS TO THE TRUSTEE

      A. Situs and Governing Law. This Agreement and each trust established hereunder shall have an initial situs in the State of Florida and shall be governed by the laws of the State of Florida. The Trustee may, in the Trustee's discretion, change the situs of any trust established hereunder to a jurisdiction other than the State of Florida. A change of situs shall not affect the validity or construction of any trust hereunder or create in any beneficiary any right or power other than those to which such beneficiary was then entitled in the State of Florida.

      B. Certification Regarding Prior Administration. Any successor Trustee is specifically authorized to accept the trust assets as the same may be certified to such Trustee by any prior Trustee or as may be approved by the beneficiaries then entitled or permitted to receive the income of such trusts (or the legal or natural guardian of any of them who is then under a legal disability), without the necessity of a full accounting or inquiry into the prior administration of the trust by any prior Trustee.

      C. Delegation of Powers. Any Trustee may delegate to another Trustee the right to exercise any power (discretionary, administrative, or otherwise) by an acknowledged instrument and may revoke the delegation at any time by delivery of an acknowledged instrument to such other Trustee.

      D. Termination of Fiduciary Capacity. Any individual Trustee shall be deemed to have ceased to serve as Trustee of a trust upon the first to occur of the following:

            1. Unable to Manage Financial Affairs. Receipt by the remaining Trustee(s), if any, and by the beneficiaries then entitled or permitted to receive the income of such trust (or the legal or natural guardian of any of them who is then under a legal disability) of a certificate or letter from a medical doctor stating that he or she is the individual Trustee's physician and that, because of illness or incapacity of any kind of said individual Trustee, the Trustee is unable to manage financial affairs; or

            2. Appointment of Guardian. Upon the appointment of a guardian of the person or property or conservator of such individual Trustee; or

            3. Death or Resignation. Upon the death or resignation of such individual Trustee.

      E. Custody of Trust Estate. While acting hereunder, the corporate Trustee (or its agent) shall have the sole custody of the assets constituting the trust estate and each trust or share thereof, and shall be responsible for the maintenance of adequate records reflecting the condition of the trust and the income and expenses thereof. Such records shall be open at all times to inspection by the individual Trustee, if any, or by the respective beneficiaries of the trust, or the legal representatives or attorneys of such persons.

      F. Trustee Compensation. Any corporate Trustee shall receive compensation as determined by its standard fee schedule in effect and applicable at the time of the performance of its services, unless otherwise agreed to in writing by the corporate Trustee. If no such schedule shall be in effect at that time or if no such writing exists, it shall be entitled to reasonable compensation for the services rendered. Any Trustee shall be reimbursed for reasonable expenses incurred in serving as Trustee.

      G. Trustee Exonerated. The Trustee shall be responsible for only due diligence in the administration and disbursement of any trust created hereunder and shall not be responsible for any loss or subject to any liability except by reason of the Trustee's own negligence or willful default proved by affirmative evidence. Every election, determination, or other exercise by the Trustee of any discretion granted to the Trustee, expressly or by implication under this Agreement or by law made in good faith, shall fully protect the Trustee and shall be conclusive and binding upon all persons. This Paragraph shall be binding on all interested parties hereunder, and the Trustee shall be indemnified and held harmless by the trust estate for any claim, demand, or suit arising with respect to any decision of the Trustee in the administration of the trust estate other than for the Trustee's gross negligence.

ARTICLE VII. ADMINISTRATIVE POWERS OF TRUSTEE

        The Trustee shall have the following powers in addition to all powers now or hereafter conferred upon trustees by law:

      A. Invest Trust Property. To invest and reinvest the trust property in property of any character, foreign or domestic, specifically including, but not limited to, real estate, business enterprises of any nature, investment partnerships, stocks, bonds, notes, debentures, warrants, puts, calls, options, futures contracts, trust receipts, commodities, leases, contracts, United States securities, interests in trusts, money market funds, mutual funds, common trust funds (including those maintained by any corporate trustee or any affiliate thereof), repurchase agreements, and securities exempt from income tax (notwithstanding that higher yields may be obtained by investment in securities not so exempt), or in any other property or undivided interests in property, wherever located, without being limited by any statute or rule of law concerning investments by trustees and without any requirement for diversification;

      B. Margin Account Usage. The Trustee shall have the discretion to establish, maintain, make investments on margin, and use a margin investment account for such purposes as the Trustee deems reasonable and prudent. No person dealing with the Trustee need see to the use or application of margin proceeds nor place limitations or restrictions upon the Trustee in the maintenance of a margin account;

      C. Retain Trust Assets. To retain as a part of any trust any and all assets transferred to or acquired by the Trustee, so long as the Trustee deems it appropriate to do so, regardless of whether said assets are the kind and class authorized by law for the investment of trust funds and without regard to principles of diversification;

      D. Establish Bank and Brokerage Accounts. To retain principal and income cash funds in interest and non-interest bearing checking, savings, money market, brokerage, and NOW accounts, for such reasonable period of time as the Trustee may determine, pending investment or distribution to the beneficiaries hereunder;

      E. Deal In Real or Personal Property. With respect to any interest in real or personal property, (i) to lease, including, without limitation, the power to negotiate a lease and execute a lease; (ii) to exchange; (iii) to sell and convey, including, without limitation, the power to locate a purchaser, to accept and execute a contract for sale, and to execute deeds, bills of sale, and other closing documents necessary or advisable in the discretion of the Trustee; or (iv) to make any other disposition in public or private transactions deemed necessary or advisable in the discretion of the Trustee. No notice to or the consent of any beneficiary shall be required for any action taken under this Paragraph, and the Trustee shall be entitled to employ brokers and agents and pay them reasonable compensation for such purposes;

      F. Borrow and Lend Money. To borrow such sums of money at any time and from time to time for such periods of time upon such terms and conditions from such persons or corporations (including any trustee hereunder) and for such purposes as may be deemed appropriate, and to secure such loans by the pledge or hypothecation of any property held hereunder, and the lender shall have no obligation to inquire as to the application of the sums loaned or as to the necessity, expediency, or propriety of the loan; to loan money to any person or entity, including a beneficiary, upon such terms and conditions, with adequate interest and security, and for such purposes as the Trustee may deem advisable;

      G. Make Nominee Registrations. To register any securities or other property or any interest in property, in the name of any nominee or nominees, without describing the fiduciary capacity, and to hold any securities in bearer form;

      H. Maintain Custody Accounts. To maintain custody or margin accounts with any banks, brokers, or trust companies, and to maintain safekeeping vaults;

      I. Exercise Ownership Rights. To exercise all ownership rights, including, without limitation of generality, voting and subscription rights; and to otherwise exercise any and all rights and powers, and deal in and with securities at any time held hereunder, in the same manner and to the same extent as any individual owner and holder thereof might do;

      J. Purchase Investments at Premium. To purchase investments at a premium and in the case of investments which have been purchased or otherwise acquired at a premium and which are callable or have fixed maturities, to amortize such premiums by charges against income;

      K. Pay, Compromise, Settle, or Abandon Claims. To pay, compromise, settle, object to or abandon all claims and demands in favor of or against the trust estate (specifically including any claim that may arise out of any income, gift, or death taxes);

      L. Deal With Other Fiduciaries. To receive assets from any source and to enter into any transaction authorized by this Article with the legal representatives of any other estate or with the trustees of any other trust estate in which any beneficiary hereunder has a beneficial interest, even though any of such legal representatives or trustees is also a fiduciary hereunder;

      M. Distribute Income and Principal. To distribute income and principal in cash or in kind, or partly in each, and to allocate or distribute undivided interests of different assets or disproportionate interests in assets, and no adjustment shall be made to compensate for a disproportionate allocation of unrealized gain for federal income tax purposes, provided that any distribution to or for the benefit of a charitable organization described in ss.170(c) and ss.2055(a) of the Code shall be made, to the extent possible, from assets which produce income in respect of a decedent ("IRD");

      N. Participate in Corporate Transactions. To participate in and to consent to any plan of reorganization, recapitalization, consolidation, merger, combination, dissolution, liquidation, or similar plan and any action thereunder, including, but not limited to, the deposit of any property with any protective, reorganization, or similar committee, the delegation of discretionary powers thereto, and the sharing in the payment of its expenses and compensation and the payment of any assessments levied with respect to such property; and to receive and retain property under any such plan whether or not the same is of the kind in which fiduciaries are authorized by law or any rule of court to invest funds;

      O. Allocate Items to Income. To allocate to income (unless otherwise directed herein) all interest, all rental income not set aside as a reserve for depreciation, and all cash dividends or other cash distributions (whether ordinary or extraordinary) received from any source, including, but not limited to, cash dividends received from investment companies or investment trusts;

      P. Allocate Items to Principal. To allocate to principal (unless otherwise directed herein) all capital gains and all dividends and distributions payable in property or in stocks, bonds, or other securities whether of the disbursing company or another company;

      Q. Make Discretionary Allocations to Income or Principal. To allocate to income or to principal as shall be deemed appropriate, in the fiduciary's absolute discretion, without liability to any beneficiary, (1) any dividend or distribution, the allocation of which is not ascertainable under the preceding two subparagraphs; (2) expenses of administration in a reasonable manner consistent with applicable state law and optimal tax results; and (3) the payment of Florida intangible personal property tax;

      R. Employ Professionals. To employ investment counsel, accountants, depositories, custodians, brokers, consultants, agents, attorneys, and other employees, irrespective of whether any person so employed shall be a Trustee hereunder and irrespective of whether any firm or corporation so employed shall be one in which a Trustee hereunder shall be a partner, stockholder, member, officer, or director, or shall have any interest, and to pay the usual compensation for his, her, its, or their services out of principal or income as may be deemed appropriate; and such compensation may be paid without diminution of or charging the same against the commissions or compensation of any Trustee hereunder; and any Trustee who shall be a partner, stockholder, member, officer, or director in any such firm or corporation shall nevertheless receive his share of the compensation paid to such firm or corporation;

      S. Make Distributions to Minors. To effect distribution to a minor by distributing the same to a custodian for such minor under the Uniform Transfers to Minors Act (or corresponding provision of law) in effect in the jurisdiction where the minor resides, or elsewhere, and to select such a custodian for such minor, including a Trustee named herein;

      T. Transfer Assets to Alternative Situs. To transfer the assets of any trust for purposes of administration to another situs and to appoint, if necessary, as a special Trustee, any individual or corporation authorized under the laws of the United States or any state to administer or to co-administer such trust and to remove any special Trustee and reappoint themselves;

      U. Incorporate Business. To continue to operate or participate in the operation of any unincorporated business for as long as the Trustee deems appropriate to so do; to incorporate or to participate in the incorporation of any business, and to operate such newly incorporated business; and to liquidate, merge, consolidate, spin-off, or reorganize any business in such manner and upon such terms as the Trustee deems appropriate;

      V. Conduct Business Interests. To conduct any business interests owned alone or with others for whatever period of time the Trustee deems appropriate with all powers of an owner with respect thereto, including, but not limited to, the power to borrow money and pledge estate or trust property as security therefor, or to delegate such powers to any partner, manager, or employee; to dispose of any such business or any assets thereof, at public or private sale, upon such terms and conditions as the Trustee deems appropriate; to form partnerships or corporations to carry on such business, and to contribute any estate or trust property as capital thereof; and to employ, elect, or permit to be retained any Trustee as a director, officer, or employee of such business entity;

      W. Divide Trusts. To divide any trust into separate trusts for any purpose, such as allocating the generation-skipping transfer tax exemption so that one or more of these trusts is entirely exempt from the federal generation-skipping transfer tax, or electing to treat a separate trust as qualified terminable interest property for federal estate tax purposes; and, in investing and making distributions from the separate trusts, the Trustee shall consider the tax saving opportunities afforded by the existence of separate trusts;

      X. Direct Distribution if Trust Not Operative. To distribute property directly to the beneficiary of a trust, without the interposition of such trust, if at the time of distribution the circumstances are such that the trust would have been paid out to the beneficiary immediately upon funding of the trust;

      Y. Collapse of Trust. If at any time the Trustee, in the Trustee's absolute discretion, shall determine that it is uneconomical or not in the best interest of the beneficiaries to continue any trust created hereunder, the Trustee, in the Trustee's absolute discretion, may terminate such trust and distribute the trust property to the person or persons, or to the legal representative of such person or persons, then entitled or permitted to receive or have the benefit of the income therefrom. If there is more than one income beneficiary, the Trustee shall make such distribution to such income beneficiaries in the proportion in which they are beneficiaries or, if no proportion is designated, in equal shares to such beneficiaries. This power shall not be exercised by any Trustee who is also a beneficiary of such trust;

      Z. Pool Assets. To pool the assets of any or all trusts hereunder for investment purposes, allocating to each trust an undivided interest in all assets so held; and to merge any trust with any other trust held by the Trustee, whether created by a Guardian or by any other person by Will or Deed, if the terms thereof are substantially similar and held for the primary benefit of the same persons;

      AA. Purchase Policies of Insurance. To purchase new or existing policies of insurance, from any source, on the life of any person;

      BB. Sell or Purchase Assets to or from Settlor's Estate. To sell or purchase, at the fair market value as determined by the Trustee, and to lend or borrow, at an adequate rate of interest and with adequate security and upon such terms and conditions as the Trustee deems fair and equitable, any property to or from the Settlor's estate, the Settlor's spouse's estate, or any trust created by the Settlor or the Settlor's spouse during life or by Will, even though the same person or corporation may be acting as Personal Representative of the Settlor's estate or of the Settlor's spouse's estate or as Trustee of any such trust and as Trustee of this Trust.

ARTICLE VIII. BENEFICIARY UNDER DISABILITY

      A. Minors. If any property shall become distributable to a minor, it shall vest absolutely in the minor, but the Trustee may retain such property with all of the rights, powers, duties, and discretions which are herein granted to the Trustee elsewhere in this Agreement. In that event, the Trustee shall invest and reinvest such property and pay to or apply for the benefit of the minor so much or all of the net income and principal of such retained property as the Trustee deems appropriate for the minor's best interests, accumulating any net income not so paid or applied and adding such accumulated net income to principal, at least annually. When the minor attains majority, the Trustee shall distribute such retained property as then constituted to the minor. If the minor dies before attaining majority, the Trustee shall distribute such retained property to the deceased minor's estate.

      B. Adult Beneficiary. If in the opinion of the Trustee any adult beneficiary is unable to properly disburse the income or principal to which the beneficiary may be entitled, the Trustee may retain such property and pay to or apply for the benefit of the beneficiary all or part of such income or principal as the Trustee deems advisable in the best interest of the beneficiary.

      C. Application to Beneficiary. In applying income or principal for the benefit of any beneficiary, the Trustee is authorized in the Trustee's discretion to expend such amounts for the best interest of the beneficiary in one or more of the following methods as the Trustee deems appropriate:

            1. Minor, Incompetent or Incapacitated Beneficiary. By delivering any such amount to the natural, general, or testamentary guardian of any beneficiary, or to a custodian for any beneficiary under the Uniform Transfers to Minors Act or similar law, or to any individual or entity having the care, custody, or control of any such beneficiary, or with whom such beneficiary may reside, or to the committee, guardian, or conservator of any beneficiary who shall have been adjudicated an incompetent; or

            2. Beneficiary. By delivering any such amount to such beneficiary, personally; or

            3. Beneficiary's Behalf. By making direct expenditures for the best interest of such beneficiary.

      D. Payment. The receipt of any such guardian, custodian, committee, conservator, individual, entity, or beneficiary, or evidence of such payment or expenditure of any such amount, shall be a full and sufficient discharge to the Trustee for the payment or expenditure thereof, and the Trustee shall be exonerated from all liability and responsibility by reason of any amount so delivered, paid, or expended irrespective of the application or use thereof that may be made by any such person; and the Trustee shall have no duty to see to the application of any such amount.

ARTICLE IX. RESTRICTIONS, LIMITATIONS, AND POWERS REGARDING THE TRUST, TRUSTEE,
            AND BENEFICIARIES

      A. Perpetuities. Regardless of any contrary provision of this Agreement, no assets shall be held in trust for a period longer than the longest statutory period permitted under the applicable rule against perpetuities, as it is then in force and effect, and, upon the expiration of such period, all such trusts shall terminate, and the Trustee shall distribute the trust property to the person or persons, or to the legal representative of such person or persons, then entitled or permitted to receive or have the benefit of the income therefrom. If there is more than one income beneficiary, the Trustee shall make such distribution to such income beneficiaries in the proportion in which they are beneficiaries or, if no proportion is designated, in equal shares to such beneficiaries.

      B. Restrictions on Individual Trustee. No individual Trustee, who is also a beneficiary of any trust, shall participate in the exercise of any discretion granted to the Trustee to (i) pay or apply the net income or principal of such trust to or for the benefit of himself or herself, including the termination of such trust, except to provide for his or her health, education, maintenance, or support as set forth under ss.ss.2041(b)(1)(A) and 2514(c)(1) of the Code; or
(ii) to exercise any discretion with respect to crediting or charging any item to income or principal otherwise than as provided by law. In addition, any Trustee who is under a legal obligation to support a beneficiary of any trust shall not participate in the exercise of any discretion granted to the Trustee to pay or apply the net income or principal of such trust in discharge of that legal obligation.

      C. Restrictions on Beneficiaries. No beneficiary of any trust shall have any right or power to pledge, assign, sell, transfer, or encumber his or her interest in any trust hereunder, nor shall any such interest be liable for or subject to the debts, judgments, or other obligations of such beneficiary or to claims of any sort against such beneficiary.

      D. Power of Appointment.

      1. Power to Appoint to Creditors. If a trust under this Agreement would, but for the provisions of this Paragraph, be liable for generation-skipping tax at the death of a beneficiary, such beneficiary shall have the power to appoint to such beneficiary's creditors, by a Will expressly referring to and exercising this power, the smallest fractional share of such trust that would reduce to the minimum the aggregate estate, inheritance, succession, and generation-skipping taxes payable upon such beneficiary's death, assuming no deductions are allowed with respect to the appointive property.

      2. Payment of Taxes. If any beneficiary under this Agreement incurs any estate or inheritance tax liability due to the inclusion of a portion or all of a trust established hereunder in the beneficiary's gross estate for federal estate tax purposes by reason of a power of appointment, then any such tax attributable to such power of appointment shall be paid from such beneficiary's separate trust prior to being distributed to the remainder beneficiaries of such trust. The tax attributable to such power of appointment shall be the excess of (1) the total amount of all federal and state estate, inheritance, succession, and other death taxes, together with any acquirer's taxes, including interest and penalties thereon, imposed upon such beneficiary's estate (or imposed as an acquirer's tax on any beneficiary) over (2) the amount of such taxes, interest, and penalties that would have been imposed if no part of such power of appointment property had been included in the beneficiary's gross estate for purposes of any such tax.

      E. Prohibitions. No person shall purchase, exchange, or otherwise deal with or dispose of the principal or income of the Trust for less than an adequate consideration in money or money's worth, nor shall any person borrow the principal or income of the trust estate, directly or indirectly, without adequate interest or security.

ARTICLE X. SURVIVORSHIP CLAUSE

      A. Beneficiaries. If any beneficiary dies within ninety (90) days after the death of the Settlor, then for purposes of applying and interpreting this Agreement such beneficiary shall be deemed conclusively to have predeceased the Settlor.

      B. Beneficiary Whose Life Measures Duration of a Trust. If any person whose life measures the duration of a trust hereunder and any succeeding trust beneficiary, including any remainderman of such trust, die under such circumstances that there is reasonable doubt as to who died first, then for purposes of applying and interpreting this Agreement such person whose life measures the duration of such trust shall be deemed conclusively to have survived such succeeding trust beneficiary or remainderman, as the case may be.

ARTICLE XI. CONSTRUCTION AND DEFINITIONS

      Unless the context indicates that a different meaning is intended, for all purposes of this Agreement:

      A.    Construction.

            1. The singular number shall include the plural number and the plural number shall include the singular number;

            2. The use of any gender shall be applicable to all genders.

      B.    Definitions.

            1. The words "child" and "children" shall mean descendants of the first degree only, and the word "issue" shall mean descendants of the first, second, or more remote degree;

            2. The words "child," "children," and "issue" shall include any person legally adopted prior to attaining the age of eighteen (18) years and the issue of any such adopted person;

            3. The word "issue" shall include any issue in gestation at the time for determination hereunder later born alive (en ventre sa mere);

            4. The term "Code" shall mean the Internal Revenue Code of 1986, as now and hereafter amended, and shall include any corresponding provisions of the federal tax law which may from time to time be in effect;

            5. The term "education" may include, but shall not be limited to, expenses of tuition, books, incidentals in any way related thereto, and all other services, items, and things required in connection with any course of study (including vocational apprenticeships, internships, and residencies). Such expenses shall also include the travel and living expenses incurred in connection with a beneficiary's attendance at any educational institution. It is the Settlor's intent that the term "educational institution," as used herein, shall include, without limitation, private schools, colleges, universities, trade schools, and graduate schools;

            6. The word "minor" shall mean a person under the age of twenty-one
            (21) years;

            7. The term "Trustee" shall include both the singular and the plural and whenever used herein shall mean all trustees at any time serving and however appointed, including any successor trustee and any additional trustee appointed or required to act in any jurisdiction;

            8. The term "trust estate" shall include all property listed on the attached Schedule A, and all investments and reinvestments thereof and additions thereto;

            9. If the Settlor and the Settlor's spouse are not married or if there is any action filed or pending, or any judgment entered, for dissolution of the marriage, divorce, legal separation, or support without divorce, or any form of legal proceeding to compel support or distribution of property or income, at the time of the Settlor's death or at any such time as the Settlor's spouse would become entitled to any benefit hereunder or have any power of appointment or withdrawal pursuant to the terms of this Agreement, or if the Settlor's spouse is serving as Trustee or has been nominated as a successor Trustee, then the Settlor's spouse shall be deemed to have predeceased the Settlor for all purposes of this Agreement.

ARTICLE XII. HEADINGS FOR REFERENCE ONLY

      The headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

      IN WITNESS WHEREOF, the parties hereto have set their hands and seals the day and year first above written.

                          SETTLOR: Silverstein Family Limited Partnership
                                   2002, LTD


                          By: /s/ Barry Silverstein                      (Seal)
                          ----------------------------------------------
                          BARRY SILVERSTEIN, General Partner

      SIGNED, SEALED, PUBLISHED, AND DECLARED by the said BARRY SILVERSTEIN, as General Partner, as and for the Settlor's Trust Agreement, in the presence of the undersigned, who, at the Settlor's request and in the Settlor's presence and in the presence of each other, have hereunto subscribed our names as witnesses thereto, the day and year first above written.


/s/ Jeffrey McCurdy                    residing at      4862 Edgemont Ct.
--------------------------------------             -----------------------------

                                                        Sarasota, FL 34233
                                               ---------------------------------

/s/ Simon J. Jaspers                  residing at       4071 Giannini Ln
--------------------------------------             -----------------------------

                                                        Sarasota, FL 34233
                                               ---------------------------------

                                    TRUSTEE:


                          /s/ Barry Silverstein                          (Seal)
                          ----------------------------------------------
                          BARRY SILVERSTEIN

STATE OF FLORIDA

COUNTY OF Sarasota
          --------

      ON THIS DAY before me, the undersigned authority, personally appeared Barry Silverstein, who:

            |X| is personally known to me OR

            |_| has produced ________________________________ as identification and who acknowledged to me that he/she is the person described in and who executed the foregoing Trust Agreement as the Settlor and that he/she executed the same for the purposes therein expressed.

      WITNESS my hand and official seal this 12th day of December, 2003.


      (Notary Seal)                 /s/ Linnette Fauroat
                                    --------------------------------------------
                                    Signature of Notary Public


                                    /s/ Linnette Fauroat
                                    --------------------------------------------
                                    Name of Notary Typed, Printed or Stamped
                                    My Commission Expires: February 3, 2003
                                                           ---------------------
                                    My Commission Number: DD 087555
                                                          ----------------------

STATE OF FLORIDA
COUNTY OF Sarasota
          --------

      ON THIS DAY before me, the undersigned authority, personally appeared Barry Silverstein, who:

            |X| is personally known to me OR

            |_| has produced _______________________________ as identification and who acknowledged to me that he/she is the person described in and who executed the foregoing Trust Agreement as the Trustee and that he/she executed the same for the purposes therein expressed.

      WITNESS my hand and official seal this 12th day of December, 2003.


      (Notary Seal)                 /s/ Linnette Fauroat
                                    --------------------------------------------
                                    Signature of Notary Public


                                    /s/ Linnette Fauroat
                                    --------------------------------------------
                                    Name of Notary Typed, Printed or Stamped
                                    My Commission Expires: February 3, 2003
                                                           ---------------------
                                    My Commission Number: DD 087555
                                                          ----------------------

                      AFFIDAVIT OF PROOF OF TRUST AGREEMENT

STATE OF FLORIDA

COUNTY OF Sarasota
          --------

      I, BARRY SILVERSTEIN, General Partner of MTSB Family Limited Partnership, declare to the officer taking my acknowledgment of this instrument, and to the subscribing witnesses, that I signed this instrument as a Trust Agreement.


                                   /s/ Barry Silverstein
                                   --------------------------------------------
                                   BARRY SILVERSTEIN as General Partner, Settlor

      We, Jeffrey McCurdy and Simon J. Jaspers, have been sworn by the officer signing below, and declare to that officer on our oaths that the Settlor declared the instrument to be the Settlor's Trust Agreement and signed it in our presence and that we each signed the instrument as a witness in the presence of the Settlor and of each other.


                                    /s/ Jeffrey McCurdy
                                    --------------------------------------------
                                    Witness


                                    /s/ Simon J. Jaspers
                                    --------------------------------------------
                                    Witness

      Acknowledged and subscribed before me by the Settlor, BARRY SILVERSTEIN, General Partner, who is personally known to me or who has produced personally known as identification, and sworn to and subscribed before me by the witnesses, ____________________________ who is personally known to me or who has produced personally known as identification and _______________________________ who is personally known to me or who has produced personally known as identification, and subscribed by me in the presence of the Settlor and the subscribing witnesses, all on this 12th day of December, 2003.


                                    /s/ Linnette Fauroat
                                    --------------------------------------------
                                    (Signature of Officer)

                                    (Print, type, or stamp commissioned name and affix official seal)

                                THE MTSB FLP 2003

                           IRREVOCABLE TRUST AGREEMENT

                                   SCHEDULE A
                                   ----------

Description                                                               Value
-----------                                                               -----

Cash                                                                      $10.00

      Dated this 12th day of December, 2003.

                                    SETTLOR: MTSB Family Limited Partnership


                                    /s/ Barry Silverstein
                                    --------------------------------------------
                                    By: BARRY SILVERSTEIN, General Partner



                                    TRUSTEE:


                                    /s/  Barry Silverstein
                                    --------------------------------------------
                                    BARRY SILVERSTEIN

                              THE TRUDY SILVERSTEIN

                            IRREVOCABLE TRUST OF 2003

        THIS AGREEMENT, made and executed this 15th day of December 2003, is by and between TRUDY SILVERSTEIN, as the Settlor, and DENNIS McGILLICUDDY, as the Trustee.

                                   WITNESSETH:

      WHEREAS, the Settlor desires to establish, effective immediately, a trust under all of the provisions of this Agreement, and the Trustee is willing to act as Trustee hereunder.

      NOW, THEREFORE, the parties do hereby agree and declare as follows:

ARTICLE I. PROPERTY SUBJECT TO THE TRUST

      A. Initial Transfer to Trust. The Settlor irrevocably assigns, transfers, and delivers to the Trustee all the rights, powers, interests, and benefits which the Settlor now has or hereafter may have in all of the property described in Schedule A annexed hereto, and the Trustee agrees to hold, manage, and dispose of the trust property in the manner and subject to the provisions contained in this Agreement.

      B. Additional Transfers to Trust. The Settlor may from time to time irrevocably assign, transfer, and deliver additional property to the Trustee with the consent of the Trustee, which property shall be held, managed, and disposed of by the Trustee in the manner and subject to the provisions contained in this Agreement.

ARTICLE II. TRUSTEE SUCCESSION

      A. Successor Trustee. It is the Settlor's intention that DENNIS McGILLICUDDY shall serve as sole Trustee under this Agreement. Should DENNIS McGILLICUDDY cease to serve as Trustee hereunder for any reason, then the Settlor nominates and appoints STEVEN BLECHNER to serve as Trustee in DENNIS McGILLICUDDY's place. Should STEVEN BLECHNER fail to qualify or cease to serve as Trustee hereunder for any reason, then a majority of the beneficiaries (other than the Settlor) then entitled or permitted to receive the income of such trust and the presumptive remaindermen of such trust, or the legal or natural guardian (other than the Settlor) of any of them who is then under a legal disability, shall appoint an individual or a corporate fiduciary to serve as Trustee of such trust.

      B. Power to Appoint Co-Trustee or Successor Trustee. Except to the extent a successor Trustee is already effectively appointed hereunder, any individual Trustee at any time serving shall have the power to appoint an individual or a corporate fiduciary to serve as successor Trustee to him or her. In addition, all of the then acting Trustees of a trust shall, by unanimous vote, have the power to appoint an individual or a corporate fiduciary to serve as Co-Trustee of such trust. If at any time there is no Trustee serving hereunder, then a majority of the beneficiaries (other than the Settlor) then entitled or permitted to receive the income of such trust and the presumptive remaindermen of such trust, or the legal or natural guardian (other than the Settlor) of any of them who is then under a legal disability, shall appoint an individual or a corporate fiduciary to serve as successor Trustee of such trust.

      C. Removal of Corporate Trustee. Any corporate Trustee may be removed from office at any time by (1) the individual Trustee or Trustees then serving, by unanimous vote, or, if none, then by (2) a majority of the beneficiaries (other than the Settlor) entitled or permitted to receive the income of such trust and the presumptive remaindermen of such trust, or the legal or natural guardian (other than the Settlor) of any of them who is then under a legal disability. In the event of the resignation or removal of the corporate Trustee of a trust, the person or persons having the power of removal shall appoint a successor corporate Trustee who is authorized to exercise trust powers either under the law of the jurisdiction where such corporate Trustee is located or under the national banking laws enacted by the Congress of the United States.

      D. Right to Resign. Without limitation as to any other method of resignation, any Trustee may resign as Trustee of any trust by giving prior written notice of such intention to do so to the Co-Trustee(s), if any, and to the beneficiaries entitled or permitted to receive the income of such trust and the presumptive remaindermen of such trust, or to the legal or natural guardian of any of them who is then under a legal disability. In the event of such resignation, the person or persons to whom such notice of resignation shall have been given may, without liability to any person, approve the accounts of and give a complete release and discharge to such resigning Trustee. Any Trustee who resigns shall not receive any termination fee or commission that might otherwise be payable by reason of termination of the trust or distribution of the trust principal.

      E. Method of Appointing or Removing Trustees. Any appointment or removal of a Trustee (1) shall be made by a written instrument executed with the formality required of a deed for the conveyance of real estate; (2) shall take effect at the time and upon the conditions set forth in the instrument of appointment or removal, subject, however, to the written acceptance of the appointee (in the case of an appointment); and (3) may be revoked by a like instrument at any time before the appointment or removal shall take effect.

      F. Powers Exercisable by Third Party. The right to remove and/or appoint a Trustee and the right to approve accountings and give a release to a resigning Trustee shall be exercisable on behalf of any person by the holder of a durable power of attorney (other than the Settlor) from that person or by the legal or natural guardian (other than the Settlor) of any person who is then under a legal disability.

      G. Majority Rules. Unless expressly provided to the contrary in this Article, if the right to appoint a Trustee shall be exercisable by two (2) persons collectively, this right shall be exercisable only by the unanimous agreement of both of them. If the right to appoint a Trustee shall be exercisable by three (3) or more persons collectively, the decision of a majority of them shall control.

      H. No Bond Required. No Trustee at any time serving in any jurisdiction shall be required to furnish any bond or other security for the faithful performance of the office of Trustee hereunder, qualify before any court, register the trust, or file an accounting in any court as a condition for the exercise of any of the powers and discretions herein conferred upon the Trustee. This Paragraph shall not affect the right of any beneficiary hereunder to require an accounting.

      I. Restrictions on Whom May Serve As Trustee. Notwithstanding any other provision of this Agreement to the contrary, during the lifetime of the Settlor, the Settlor may not serve as a Trustee hereunder or exercise any other rights under this Article.

ARTICLE III. TRUST IRREVOCABLE

      This Agreement and any trust created hereunder are irrevocable and unamendable. The Settlor expressly waives all rights and powers, whether alone or in conjunction with others, to alter, amend, revoke, or terminate this Trust Agreement in whole or in part.

ARTICLE IV. DISTRIBUTION OF TRUST ESTATE DURING THE TRUST TERM

      A. Trust Term. Except as provided in Paragraph IV.B, the Trust shall terminate on the first to occur of the death of the Settlor or January 31, 2004 (the "Trust Term"). During the Trust Term, the Trustee may pay to or for the benefit of the Settlor so much or all of the net income and principal of the Trust as the Trustee, in the Trustee's discretion, deems to be for the best interest of the Settlor. Any net income not paid or applied shall be accumulated and added to the principal of the Trust at least annually.

      B. Automatic Renewal. Anything in Paragraph IV.A to the contrary notwithstanding, during the life of the Settlor, this Agreement shall automatically renew for successive one (1) year terms on January 31st of each year unless the Settlor delivers to the Trustee written notice of the Settlor's intention not to renew, no later than thirty (30) days before the termination of the then current term of this Agreement.

ARTICLE V. DISPOSITION OF TRUST UPON EXPIRATION OF TRUST TERM

      A. Expiration of Trust Term During Settlor's Lifetime. Upon the expiration of the Trust Term during the Settlor's lifetime, the remaining trust property shall be distributed to the Settlor, outright and free of trust.

      B. Expiration of Trust Term Upon Settlor's Death. Upon the Settlor's death during the Trust Term, the remaining trust property shall be distributed to or among or for the benefit of such individuals, corporations, charities qualified under ss.501(c)(3) of the Code, or other appointees and on such terms and conditions, including appointments in trust, as the Settlor appoints by Will, providing such Will (or Codicil) contains a specific reference to this particular power of appointment. To the extent the Settlor fails to effectively exercise the foregoing power of appointment, the Trustee shall distribute the remaining trust property as hereinafter set forth in Paragraph V.C.

      C. Distribution to Settlor's Estate. To the extent the Settlor fails to effectively exercise the foregoing power of appointment, the Trustee shall distribute the remaining trust property to the Settlor's Revocable Trust to be merged with, held, administered, and distributed as a part of the trust estate under the Revocable Trust, but if the Revocable Trust is not then in existence, then such property shall be distributed to the Settlor's estate.

ARTICLE VI. AS TO THE TRUSTEE

      A. Situs and Governing Law. This Agreement and each trust established hereunder shall have an initial situs in the State of Florida and shall be governed by the laws of the State of Florida. The Trustee may, in the Trustee's discretion, change the situs of any trust established hereunder to a jurisdiction other than the State of Florida. A change of situs shall not affect the validity or construction of any trust hereunder or create in any beneficiary any right or power other than those to which such beneficiary was then entitled in the State of Florida.

      B. Certification Regarding Prior Administration. Any successor Trustee is specifically authorized to accept the trust assets as the same may be certified to such Trustee by any prior Trustee or as may be approved by the beneficiaries then entitled or permitted to receive the income of such trusts (or the legal or natural guardian of any of them who is then under a legal disability), without the necessity of a full accounting or inquiry into the prior administration of the trust by any prior Trustee.

      C. Delegation of Powers. Any Trustee may delegate to another Trustee the right to exercise any power (discretionary, administrative, or otherwise) by an acknowledged instrument and may revoke the delegation at any time by delivery of an acknowledged instrument to such other Trustee.

      D. Termination of Fiduciary Capacity. Any individual Trustee shall be deemed to have ceased to serve as Trustee of a trust upon the first to occur of the following:

      1. Unable to Manage Financial Affairs. Receipt by the remaining Trustee(s), if any, and by the beneficiaries then entitled or permitted to receive the income of such trust (or the legal or natural guardian of any of them who is then under a legal disability) of a certificate or letter from a medical doctor stating that he or she is the individual Trustee's physician and that, because of illness or incapacity of any kind of said individual Trustee, the Trustee is unable to manage financial affairs; or

      2. Appointment of Guardian. Upon the appointment of a guardian of the person or property or conservator of such individual Trustee; or

      3. Death or Resignation. Upon the death or resignation of such individual Trustee.

      E. Custody of Trust Estate. While acting hereunder, the corporate Trustee (or its agent) shall have the sole custody of the assets constituting the trust estate and each trust or share thereof, and shall be responsible for the maintenance of adequate records reflecting the condition of the trust and the income and expenses thereof. Such records shall be open at all times to inspection by the individual Trustee, if any, or by the respective beneficiaries of the trust, or the legal representatives or attorneys of such persons.

      F. Trustee Compensation. Any corporate Trustee shall receive compensation as determined by its standard fee schedule in effect and applicable at the time of the performance of its services, unless otherwise agreed to in writing by the corporate Trustee. If no such schedule shall be in effect at that time or if no such writing exists, it shall be entitled to reasonable compensation for the services rendered. Any Trustee shall be reimbursed for reasonable expenses incurred in serving as Trustee.

      G. Trustee Exonerated. The Trustee shall be responsible for only due diligence in the administration and disbursement of any trust created hereunder and shall not be responsible for any loss or subject to any liability except by reason of the Trustee's own negligence or willful default proved by affirmative evidence. Every election, determination, or other exercise by the Trustee of any discretion granted to the Trustee, expressly or by implication under this Agreement or by law made in good faith, shall fully protect the Trustee and shall be conclusive and binding upon all persons. This Paragraph shall be binding on all interested parties hereunder, and the Trustee shall be indemnified and held harmless by the trust estate for any claim, demand, or suit arising with respect to any decision of the Trustee in the administration of the trust estate other than for the Trustee's gross negligence.

ARTICLE VII. ADMINISTRATIVE POWERS OF TRUSTEE

      The Trustee shall have the following powers in addition to all powers now or hereafter conferred upon trustees by law:

      A. Invest Trust Property. To invest and reinvest the trust property in property of any character, foreign or domestic, specifically including, but not limited to, real estate, business enterprises of any nature, investment partnerships, stocks, bonds, notes, debentures, warrants, puts, calls, options, futures contracts, trust receipts, commodities, leases, contracts, United States securities, interests in trusts, money market funds, mutual funds, common trust funds (including those maintained by any corporate trustee or any affiliate thereof), repurchase agreements, and securities exempt from income tax (notwithstanding that higher yields may be obtained by investment in securities not so exempt), or in any other property or undivided interests in property, wherever located, without being limited by any statute or rule of law concerning investments by trustees and without any requirement for diversification;

      B. Margin Account Usage. The Trustee shall have the discretion to establish, maintain, make investments on margin, and use a margin investment account for such purposes as the Trustee deems reasonable and prudent. No person dealing with the Trustee need see to the use or application of margin proceeds nor place limitations or restrictions upon the Trustee in the maintenance of a margin account;

      C. Retain Trust Assets. To retain as a part of any trust any and all assets transferred to or acquired by the Trustee, so long as the Trustee deems it appropriate to do so, regardless of whether said assets are the kind and class authorized by law for the investment of trust funds and without regard to principles of diversification;

      D. Establish Bank and Brokerage Accounts. To retain principal and income cash funds in interest and non-interest bearing checking, savings, money market, brokerage, and NOW accounts, for such reasonable period of time as the Trustee may determine, pending investment or distribution to the beneficiaries hereunder;

      E. Deal In Real or Personal Property. With respect to any interest in real or personal property, (i) to lease, including, without limitation, the power to negotiate a lease and execute a lease; (ii) to exchange; (iii) to sell and convey, including, without limitation, the power to locate a purchaser, to accept and execute a contract for sale, and to execute deeds, bills of sale, and other closing documents necessary or advisable in the discretion of the Trustee; or (iv) to make any other disposition in public or private transactions deemed necessary or advisable in the discretion of the Trustee. No notice to or the consent of any beneficiary shall be required for any action taken under this Paragraph, and the Trustee shall be entitled to employ brokers and agents and pay them reasonable compensation for such purposes;

      F. Borrow and Lend Money. To borrow such sums of money at any time and from time to time for such periods of time upon such terms and conditions from such persons or corporations (including any trustee hereunder) and for such purposes as may be deemed appropriate, and to secure such loans by the pledge or hypothecation of any property held hereunder, and the lender shall have no obligation to inquire as to the application of the sums loaned or as to the necessity, expediency, or propriety of the loan; to loan money to any person or entity, including a beneficiary, upon such terms and conditions, with adequate interest and security, and for such purposes as the Trustee may deem advisable;

      G. Make Nominee Registrations. To register any securities or other property or any interest in property, in the name of any nominee or nominees, without describing the fiduciary capacity, and to hold any securities in bearer form;

      H. Maintain Custody Accounts. To maintain custody or margin accounts with any banks, brokers, or trust companies, and to maintain safekeeping vaults;

      I. Exercise Ownership Rights. To exercise all ownership rights, including, without limitation of generality, voting and subscription rights; and to otherwise exercise any and all rights and powers, and deal in and with securities at any time held hereunder, in the same manner and to the same extent as any individual owner and holder thereof might do;

      J. Purchase Investments at Premium. To purchase investments at a premium and in the case of investments which have been purchased or otherwise acquired at a premium and which are callable or have fixed maturities, to amortize such premiums by charges against income;

      K. Pay, Compromise, Settle, or Abandon Claims. To pay, compromise, settle, object to or abandon all claims and demands in favor of or against the trust estate (specifically including any claim that may arise out of any income, gift, or death taxes);

      L. Deal With Other Fiduciaries. To receive assets from any source and to enter into any transaction authorized by this Article with the legal representatives of any other estate or with the trustees of any other trust estate in which any beneficiary hereunder has a beneficial interest, even though any of such legal representatives or trustees is also a fiduciary hereunder;

      M. Distribute Income and Principal. To distribute income and principal in cash or in kind, or partly in each, and to allocate or distribute undivided interests of different assets or disproportionate interests in assets, and no adjustment shall be made to compensate for a disproportionate allocation of unrealized gain for federal income tax purposes, provided that any distribution to or for the benefit of a charitable organization described in ss.170(c) and ss.2055(a) of the Code shall be made, to the extent possible, from assets which produce income in respect of a decedent ("IRD");

      N. Participate in Corporate Transactions. To participate in and to consent to any plan of reorganization, recapitalization, consolidation, merger, combination, dissolution, liquidation, or similar plan and any action thereunder, including, but not limited to, the deposit of any property with any protective, reorganization, or similar committee, the delegation of discretionary powers thereto, and the sharing in the payment of its expenses and compensation and the payment of any assessments levied with respect to such property; and to receive and retain property under any such plan whether or not the same is of the kind in which fiduciaries are authorized by law or any rule of court to invest funds;

      O. Allocate Items to Income. To allocate to income (unless otherwise directed herein) all interest, all rental income not set aside as a reserve for depreciation, and all cash dividends or other cash distributions (whether ordinary or extraordinary) received from any source, including, but not limited to, cash dividends received from investment companies or investment trusts;

      P. Allocate Items to Principal. To allocate to principal (unless otherwise directed herein) all capital gains and all dividends and distributions payable in property or in stocks, bonds, or other securities whether of the disbursing company or another company;

      Q. Make Discretionary Allocations to Income or Principal. To allocate to income or to principal as shall be deemed appropriate, in the fiduciary's absolute discretion, without liability to any beneficiary, (1) any dividend or distribution, the allocation of which is not ascertainable under the preceding two subparagraphs; (2) expenses of administration in a reasonable manner consistent with applicable state law and optimal tax results; and (3) the payment of Florida intangible personal property tax;

      R. Employ Professionals. To employ investment counsel, accountants, depositories, custodians, brokers, consultants, agents, attorneys, and other employees, irrespective of whether any person so employed shall be a Trustee hereunder and irrespective of whether any firm or corporation so employed shall be one in which a Trustee hereunder shall be a partner, stockholder, member, officer, or director, or shall have any interest, and to pay the usual compensation for his, her, its, or their services out of principal or income as may be deemed appropriate; and such compensation may be paid without diminution of or charging the same against the commissions or compensation of any Trustee hereunder; and any Trustee who shall be a partner, stockholder, member, officer, or director in any such firm or corporation shall nevertheless receive his share of the compensation paid to such firm or corporation;

      S. Make Distributions to Minors. To effect distribution to a minor by distributing the same to a custodian for such minor under the Uniform Transfers to Minors Act (or corresponding provision of law) in effect in the jurisdiction where the minor resides, or elsewhere, and to select such a custodian for such minor, including a Trustee named herein;

      T. Transfer Assets to Alternative Situs. To transfer the assets of any trust for purposes of administration to another situs and to appoint, if necessary, as a special Trustee, any individual or corporation authorized under the laws of the United States or any state to administer or to co-administer such trust and to remove any special Trustee and reappoint themselves;

      U. Incorporate Business. To continue to operate or participate in the operation of any unincorporated business for as long as the Trustee deems appropriate to so do; to incorporate or to participate in the incorporation of any business, and to operate such newly incorporated business; and to liquidate, merge, consolidate, spin-off, or reorganize any business in such manner and upon such terms as the Trustee deems appropriate;

      V. Conduct Business Interests. To conduct any business interests owned alone or with others for whatever period of time the Trustee deems appropriate with all powers of an owner with respect thereto, including, but not limited to, the power to borrow money and pledge estate or trust property as security therefor, or to delegate such powers to any partner, manager, or employee; to dispose of any such business or any assets thereof, at public or private sale, upon such terms and conditions as the Trustee deems appropriate; to form partnerships or corporations to carry on such business, and to contribute any estate or trust property as capital thereof; and to employ, elect, or permit to be retained any Trustee as a director, officer, or employee of such business entity;

      W. Divide Trusts. To divide any trust into separate trusts for any purpose, such as allocating the generation-skipping transfer tax exemption so that one or more of these trusts is entirely exempt from the federal generation-skipping transfer tax, or electing to treat a separate trust as qualified terminable interest property for federal estate tax purposes; and, in investing and making distributions from the separate trusts, the Trustee shall consider the tax saving opportunities afforded by the existence of separate trusts;

      X. Direct Distribution if Trust Not Operative. To distribute property directly to the beneficiary of a trust, without the interposition of such trust, if at the time of distribution the circumstances are such that the trust would have been paid out to the beneficiary immediately upon funding of the trust;

      Y. Collapse of Trust. If at any time the Trustee, in the Trustee's absolute discretion, shall determine that it is uneconomical or not in the best interest of the beneficiaries to continue any trust created hereunder, the Trustee, in the Trustee's absolute discretion, may terminate such trust and distribute the trust property to the person or persons, or to the legal representative of such person or persons, then entitled or permitted to receive or have the benefit of the income therefrom. If there is more than one income beneficiary, the Trustee shall make such distribution to such income beneficiaries in the proportion in which they are beneficiaries or, if no proportion is designated, in equal shares to such beneficiaries. This power shall not be exercised by any Trustee who is also a beneficiary of such trust;

      Z. Pool Assets. To pool the assets of any or all trusts hereunder for investment purposes, allocating to each trust an undivided interest in all assets so held; and to merge any trust with any other trust held by the Trustee, whether created by a Guardian or by any other person by Will or Deed, if the terms thereof are substantially similar and held for the primary benefit of the same persons;

      AA. Purchase Policies of Insurance. To purchase new or existing policies of insurance, from any source, on the life of any person;

      BB. Sell or Purchase Assets to or from Settlor's Estate. To sell or purchase, at the fair market value as determined by the Trustee, and to lend or borrow, at an adequate rate of interest and with adequate security and upon such terms and conditions as the Trustee deems fair and equitable, any property to or from the Settlor's estate, the Settlor's spouse's estate, or any trust created by the Settlor or the Settlor's spouse during life or by Will, even though the same person or corporation may be acting as Personal Representative of the Settlor's estate or of the Settlor's spouse's estate or as Trustee of any such trust and as Trustee of this Trust.

ARTICLE VIII. BENEFICIARY UNDER DISABILITY

      A. Minors. If any property shall become distributable to a minor, it shall vest absolutely in the minor, but the Trustee may retain such property with all of the rights, powers, duties, and discretions which are herein granted to the Trustee elsewhere in this Agreement. In that event, the Trustee shall invest and reinvest such property and pay to or apply for the benefit of the minor so much or all of the net income and principal of such retained property as the Trustee deems appropriate for the minor's best interests, accumulating any net income not so paid or applied and adding such accumulated net income to principal, at least annually. When the minor attains majority, the Trustee shall distribute such retained property as then constituted to the minor. If the minor dies before attaining majority, the Trustee shall distribute such retained property to the deceased minor's estate.

      B. Adult Beneficiary. If in the opinion of the Trustee any adult beneficiary is unable to properly disburse the income or principal to which the beneficiary may be entitled, the Trustee may retain such property and pay to or apply for the benefit of the beneficiary all or part of such income or principal as the Trustee deems advisable in the best interest of the beneficiary.

      C. Application to Beneficiary. In applying income or principal for the benefit of any beneficiary, the Trustee is authorized in the Trustee's discretion to expend such amounts for the best interest of the beneficiary in one or more of the following methods as the Trustee deems appropriate:

      1. Minor, Incompetent or Incapacitated Beneficiary. By delivering any such amount to the natural, general, or testamentary guardian of any beneficiary, or to a custodian for any beneficiary under the Uniform Transfers to Minors Act or similar law, or to any individual or entity having the care, custody, or control of any such beneficiary, or with whom such beneficiary may reside, or to the committee, guardian, or conservator of any beneficiary who shall have been adjudicated an incompetent; or

      2. Beneficiary. By delivering any such amount to such beneficiary, personally; or

      3. Beneficiary's Behalf. By making direct expenditures for the best interest of such beneficiary.

      D. Payment. The receipt of any such guardian, custodian, committee, conservator, individual, entity, or beneficiary, or evidence of such payment or expenditure of any such amount, shall be a full and sufficient discharge to the Trustee for the payment or expenditure thereof, and the Trustee shall be exonerated from all liability and responsibility by reason of any amount so delivered, paid, or expended irrespective of the application or use thereof that may be made by any such person; and the Trustee shall have no duty to see to the application of any such amount.

ARTICLE IX. RESTRICTIONS, LIMITATIONS, AND POWERS REGARDING THE TRUST, TRUSTEE,
            AND BENEFICIARIES

      A. Restrictions on Individual Trustee. No individual Trustee, who is also a beneficiary of any trust, shall participate in the exercise of any discretion granted to the Trustee to (i) pay or apply the net income or principal of such trust to or for the benefit of himself or herself, including the termination of such trust, except to provide for his or her health, education, maintenance, or support as set forth under ss.ss.2041(b)(1)(A) and 2514(c)(1) of the Code; or
(ii) to exercise any discretion with respect to crediting or charging any item to income or principal otherwise than as provided by law. In addition, any Trustee who is under a legal obligation to support a beneficiary of any trust shall not participate in the exercise of any discretion granted to the Trustee to pay or apply the net income or principal of such trust in discharge of that legal obligation.

      B. Restrictions on Beneficiaries. No beneficiary of any trust shall have any right or power to pledge, assign, sell, transfer, or encumber his or her interest in any trust hereunder, nor shall any such interest be liable for or subject to the debts, judgments, or other obligations of such beneficiary or to claims of any sort against such beneficiary.

      C. Prohibitions. No person shall purchase, exchange, or otherwise deal with or dispose of the principal or income of the Trust for less than an adequate consideration in money or money's worth, nor shall any person borrow the principal or income of the trust estate, directly or indirectly, without adequate interest or security.

ARTICLE X. SURVIVORSHIP CLAUSE

      Beneficiaries. If any beneficiary dies within ninety (90) days after the death of the Settlor, then for purposes of applying and interpreting this Agreement such beneficiary shall be deemed conclusively to have predeceased the Settlor.

ARTICLE XI. CONSTRUCTION AND DEFINITIONS

        Unless the context indicates that a different meaning is intended, for all purposes of this Agreement:

      A.    Construction.

            1. The singular number shall include the plural number and the plural number shall include the singular number;

            2. The use of any gender shall be applicable to all genders.

      B.    Definitions.

            1. The term "Code" shall mean the Internal Revenue Code of 1986, as now and hereafter amended, and shall include any corresponding provisions of the federal tax law which may from time to time be in effect;

            2. The word "minor" shall mean a person under the age of twenty-one
            (21) years;

            3. The term "Trustee" shall include both the singular and the plural and whenever used herein shall mean all trustees at any time serving and however appointed, including any successor trustee and any additional trustee appointed or required to act in any jurisdiction;

            4. The term "trust estate" shall include all property listed on the attached Schedule A, and all investments and reinvestments thereof and additions thereto.

ARTICLE XII. HEADINGS FOR REFERENCE ONLY

      The headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

      IN WITNESS WHEREOF, the parties hereto have set their hands and seals the day and year first above written.


                                    SETTLOR:


                                    /s/ Trudy Silverstein                (Seal)
                                    ------------------------------------
                                    TRUDY SILVERSTEIN

      SIGNED, SEALED, PUBLISHED, AND DECLARED by the said TRUDY SILVERSTEIN, as and for the Settlor's Trust Agreement, in the presence of the undersigned, who, at the Settlor's request and in the Settlor's presence and in the presence of each other, have hereunto subscribed our names as witnesses thereto, the day and year first above written.


  /s/  Jeffrey McCurdy                residing at         4862 Edgemont Ct.
-------------------------------------            -------------------------------

                                                    Sarasota, FL  34233
                                               ---------------------------------

  /s/  Lois May                       residing at       1551 Catalpa Cove Dr.
-------------------------------------            -------------------------------

                                                   Ft. Myers, FL  33908
                                                --------------------------------

                                    TRUSTEE:


                                    /s/ Dennis McGillicuddy              (Seal)
                                    ------------------------------------
                                    DENNIS McGILLICUDDY

STATE OF FLORIDA

COUNTY OF Sarasota
          --------

      ON THIS DAY before me, the undersigned authority, personally appeared TRUDY SILVERSTEIN, who:

            |X| is personally known to me OR

            |_| has produced ______________________________ as identification and who acknowledged to me that she is the person described in and who executed the foregoing Trust Agreement as the Settlor and that she executed the same for the purposes therein expressed.

      WITNESS my hand and official seal this 15th day of December 2003.


      (Notary Seal)                 /s/ Linnette Fauroat
                                    --------------------------------------------
                                    Signature of Notary Public


                                    /s/ Linnette Fauroat
                                    --------------------------------------------
                                    Name of Notary Typed, Printed or Stamped
                                    My Commission Expires: February 3, 2006
                                                           ---------------------
                                    My Commission Number: DD 087555
                                                          ----------------------

STATE OF Florida
         -------

COUNTY OF Sarasota
          ---------

      ON THIS DAY before me, the undersigned authority, personally appeared DENNIS McGILLICUDDY, who:

            |X| is personally known to me OR

            |_| has produced _______________________________ as identification and who acknowledged to me that she is the person described in and who executed the foregoing Trust Agreement as the Trustee and that she executed the same for the purposes therein expressed.

      WITNESS my hand and official seal this 15th day of December 2003.


      (Notary Seal)                 /s/ Linnette Fauroat
                                    --------------------------------------------
                                    Signature of Notary Public


                                    /s/ Linnette Fauroat
                                    --------------------------------------------
                                    Name of Notary Typed, Printed or Stamped
                                    My Commission Expires: February 6, 2006
                                                           ---------------------
                                    My Commission Number: DD 087555
                                                          ---------------------

                      AFFIDAVIT OF PROOF OF TRUST AGREEMENT

STATE OF FLORIDA

COUNTY OF Sarasota
          --------

      I, TRUDY SILVERSTEIN, declare to the officer taking my acknowledgment of this instrument, and to the subscribing witnesses, that I signed this instrument as a Trust Agreement.


                                    /s/ Trudy Silverstein
                                    --------------------------------------------
                                    TRUDY SILVERSTEIN, Settlor

      We, Jeffrey McCurdy and Lois May, have been sworn by the officer signing below, and declare to that officer on our oaths that the Settlor declared the instrument to be the Settlor's Trust Agreement and signed it in our presence and that we each signed the instrument as a witness in the presence of the Settlor and of each other.


                                    /s/ Jeffrey McCurdy
                                    --------------------------------------------
                                    Witness


                                    /s/ Lois May
                                    --------------------------------------------
                                    Witness

      Acknowledged and subscribed before me by the Settlor, TRUDY SILVERSTEIN, who is personally known to me or who has produced personally known as identification, and sworn to and subscribed before me by the witnesses, Jeffrey McCurdy who is personally known to me or who has produced ___________________ as identification and Lois May who is personally known to me or who has produced ___________________ as identification, and subscribed by me in the presence of the Settlor and the subscribing witnesses, all on this 15th day of December 2003.


                                    /s/ Linnette Fauroat
                                    --------------------------------------------
                                    (Signature of Officer)

                                    (Print, type, or stamp commissioned name and affix official seal)

                              THE TRUDY SILVERSTEIN

                            IRREVOCABLE TRUST OF 2003

                                   SCHEDULE A

Description                                                               Value
-----------                                                               -----

Cash                                                                      $10.00

      Dated this 15th day of December 2003.


                                    SETTLOR:


                                    /s/ Trudy Silverstein
                                    --------------------------------------------
                                    TRUDY SILVERSTEIN


                                    TRUSTEE:


                                    /s/ Dennis McGillicuddy
                                    --------------------------------------------
                                    DENNIS McGILLICUDDY

                             RESIGNATION OF TRUSTEE

I, Dennis McGillicuddy, hereby resign as trustee of the Trudy Silverstein Irrevocable Trust of 2003.

IN WITNESS WHEREOF, Dennis McGillicuddy has executed and delivered this Resignation effective as of December 22, 2004.


WITNESSES:                          DENNIS MCGILLICUDDY


/s/ Jeffrey McCurdy                 /s/ Dennis McGillicuddy
-------------------------           -----------------------------


Jeffrey McCurdy
-------------------------
Typed or printed name


/s/ Linnette Fauroat
-------------------------


Linnette Fauroat
-------------------------
Typed or printed name

                             APPOINTMENT OF TRUSTEE

I, Trudy Silverstein, representing a majority of the beneficiaries currently entitled or permitted to receive the income of the Trudy Silverstein Irrevocable Trust of 2003 (the "Trust"), hereby appoint Randall Meeks as Trustee of the Trust under the terms of Article II, Paragraph A of the Trust Agreement.

IN WITNESS WHEREOF, Trudy Silverstein has executed and delivered this Appointment effective as of December 22, 2004.

WITNESSES:                          TRUDY SILVERSTEIN:


/s/ Jeffrey McCurdy                 /s/ Trudy L. Silverstein
-------------------------           -----------------------------


Jeffrey McCurdy
-------------------------
Typed or printed name


/s/ Linnette Fauroat
-------------------------

Linnette Fauroat
-------------------------
Typed or printed name